Exhibit 99.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Dated as of January 12, 2012

among

TALENTHOME MANAGEMENT LIMITED

XING SHENG CORPORATION LIMITED

and

CHINA GRENTECH CORPORATION LIMITED

TABLE OF CONTENTS

ARTICLE I

DEFINITIONS
1.1	Certain Defined Terms	2

1.2	Other Defined Terms	6

ARTICLE II

THE MERGER; CLOSING; EFFECTIVE TIME

2.1	The Merger	8

2.2	Closing	8

2.3	Effective Time	8

ARTICLE III

MEMORANDUM AND ARTICLES OF ASSOCIATION
OF THE SURVIVING CORPORATION

3.1	The Memorandum and Articles of Association	9

ARTICLE IV

DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

4.1	Directors	9

4.2	Officers	9

ARTICLE V

EFFECT OF THE MERGER ON ISSUED SHARE CAPITAL;
MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES

5.1	Effect on Issued Share Capital	10

5.2	Exchange of Certificates	11

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

6.1	Representations and Warranties of the Company	14

6.2	Representations and Warranties of Parent and Merger Sub	29

ARTICLE VII

COVENANTS

7.1	Conduct of Business Pending the Merger	36

7.2	Acquisition Proposals	40

7.3	Preparation of the Proxy Statement and Schedule 13E-3	43

i

7.4	Shareholders’ Meeting	43

7.5	Filings; Other Actions; Notification	44

7.6	Access and Reports	45

7.7	Stock Exchange Delisting	45

7.8	Publicity	45

7.9	Financing	46

7.10	Expenses	48

7.11	Indemnification; Directors’ and Officers’ Insurance	48

7.12	Takeover Statutes	50

7.13	Resignations	50

7.14	Participation in Litigation	50

7.15	Obligations of Merger Sub	51

7.16	No Amendment to Buyer Contracts	51

7.17	Management	51

7.18	Actions Taken at Direction of CEO	51

ARTICLE VIII

CONDITIONS PRECEDENT

8.1	Conditions to Each Party’s Obligation to Effect the Merger	51

8.2	Conditions to Obligations of Parent and Merger Sub	52

8.3	Conditions to Obligation of the Company	52

ARTICLE IX

TERMINATION

9.1	Termination	53

9.2	Effect of Termination	55

9.3	Termination Fee	55

ARTICLE X

MISCELLANEOUS AND GENERAL

10.1	Non-Survival of Representations and Warranties and Agreements	58

10.2	Modification or Amendment	58

10.3	Waiver	59

10.4	Counterparts; Signatures	59

10.5	Governing Law and Venue	59

10.6	Notices	60

10.7	Entire Agreement	62

ii

10.8	No Third Party Beneficiaries	62

10.9	Severability	62

10.10	Interpretation; Absence of Presumption	62

10.11	Assignment	63

10.12	Attorneys’ Fees	63

10.13	Remedies	63

Appendix I	Plan of Merger

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 12, 2012, is by and among Talenthome Management Limited, an exempted company with limited liability incorporated under the laws of the British Virgin Islands (the “Parent”), Xing Sheng Corporation Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, all of the outstanding shares of which are owned by the Parent (“Merger Sub”), and China GrenTech Corporation Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in Section 1.1.

W I T N E S S E T H:

WHEREAS, the parties intend that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger upon the terms and subject to the conditions set forth in this Agreement and becoming a wholly owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company, acting upon the unanimous recommendation of the Independent Committee, has (i) determined that it is in the best interest of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and consummation of the transactions contemplated hereby, including the Merger and (iii) resolved to recommend the approval and adoption of this Agreement by the shareholders of the Company;

WHEREAS, the board of directors of each of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and (ii) declared it advisable for Parent and Merger Sub, respectively to enter into this Agreement;

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to the Company’s willingness to enter into this Agreement, Guoren Industrial Developments Limited, (the “Guarantor”) is entering into a limited guaranty in favor of the Company (the “Limited Guaranty”) to guarantee the due and punctual performance and discharge of certain obligations of Parent and Merger Sub under this Agreement; and

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Defined Terms. The following terms, as used herein, have the meanings which meanings shall be applicable equally to the singular and plural of the terms defined:

(a) “Acquisition Proposal” means (i) any bona fide written proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, scheme of arrangement or similar transaction involving the Company or any of its Subsidiaries, which if consummated would result in any Person becoming the beneficial owner of, directly or indirectly, 15% or more of the total voting power of the equity securities of the Company, and (ii) any acquisition by any Person, or proposal or offer, which if consummated would result in any Person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 15% or more of the total voting power of any class of equity securities of the Company or any of its Subsidiaries, or 15% or more of the consolidated total assets (including equity securities of its Subsidiaries) of the Company, in each case other than the transactions contemplated by this Agreement.

(b) “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.

(c) “Agreement” refers to this agreement and plan of merger.

(d) “Company Related Party” means the Company and its Subsidiaries and any of their respective former, current and future officers, employees, directors, partners, shareholders, management members or Affiliates (excluding any Parent Related Party).

(e) “HK$” means the legal currency of the Hong Kong Special Administrative Region of the People’s Republic of China.

(f) “Independent Committee” means a committee of the Company’s board of directors consisting of three members of the board of directors of the Company that are not affiliated with Parent or Merger Sub and are not members of the Company’s management.

(g) “Internal Revenue Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

(h) “Knowledge” means, with respect to the Company, the actual knowledge of certain Vice Presidents of the Company listed on Section 1.1 of the Company Disclosure Schedule, and with respect to any other party hereto, the actual knowledge of any director of such party, in each case, after due inquiry.

(i) “Material Adverse Effect” means any change, effect, event, circumstance or occurrence (any such item, an “Effect”) that has, or would reasonably be expected to have, either individually or in the aggregate with all changes, effects, events, circumstances, or occurrences, a material adverse effect on the business, consolidated results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following, and no Effect, alone or in combination, related to or arising out of any of the following shall be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur: (A) Effects attributable to the consummation of the transactions contemplated by, or the announcement of, this Agreement or pendency of the transactions contemplated by this Agreement or the identity of Parent as the acquiror of the Company, including without limitation, the initiation of litigation or other legal proceeding related to this Agreement or the transactions contemplated hereby (other than in respect of any breach of any representation or warranty contained in Section 6.1(c)(iii) and Section 6.1(d)); (B) any change in the Company’s stock price or trading volume (it being understood that any underlying cause contributing to such change in stock price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur); (C) actions or omissions of the Company or any of its Subsidiaries taken (x) that are required by this Agreement, (y) with the consent of Parent, Merger Sub or Mr. Gao, or (z) at the request of Parent, Merger Sub or Mr. Gao; (D) any breach of this Agreement by Parent or Merger Sub; (E) Effects affecting the financial, credit or securities markets in the United States, the PRC or any other country or region in the world, including changes in interest rates or foreign exchange rates; (F) Effects affecting the industry in which the Company and its Subsidiaries operate; (G) changes in general business, economic or political conditions; (H) any Effect caused by acts of armed hostility, sabotage, terrorism or war (whether or not declared); including any escalation or worsening thereof; (I) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides or other natural disasters, or other similar force majeure events; (J) changes or modifications in (x) GAAP occurring after the date of this Agreement or (y) applicable Law or the interpretation or enforcement thereof; (K) the failure by the Company or any of its Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (it being understood that the underlying cause of such failure may be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur); (L) any change or prospective change in the Company’s credit ratings; and (M) any loss of, or change in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with its customers, suppliers, vendors, lenders, employees, investors, or joint venture partners arising out of the execution, delivery or performance of this Agreement, the consummation of the transactions contemplated hereby or the announcement of any of the foregoing; provided, however, that any Effect referred to in clauses (E), (F), (G), (H), (I) or (J) may be taken into account in determining whether there has been a Material Adverse Effect to the extent such Effect has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether or not a Material Adverse Effect has occurred or is reasonably expected to occur).

(j) “Parent Related Party” means Parent, Merger Sub, the Lender or any of their respective former, current and future general or limited partners, shareholders, financing sources, managers, members, agents, directors, officers, employees or Affiliates.

(k) “Permitted Liens” means (i) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Liens or security interests that secure a liquidated amount that are being contested in good faith and by appropriate proceedings; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) Liens imposed by applicable Law; (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) Liens the existence of which are specifically disclosed in the notes to the consolidated financial statements of the Company included in any Company Reports filed prior to the date hereof; (ix) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of such real property which they encumber; (x) outbound license agreements and non-disclosure agreements entered into in the ordinary course of business; and (xi) any other Liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that would not, individually or in the aggregate, have a Material Adverse Effect or a material effect on the Company or the ability of Parent to obtain the Debt Financing.

(l) “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(m) “PRC” means the People’s Republic of China, but solely for purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

(n) “Redacted Fee Letter” means a fee letter from a financing source in which the only redactions relate to fee amounts, “market flex” provisions and “securities demand” provisions, provided that such redactions do not relate to any terms that would adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the debt financing or other funding being made available by such financing source, except to the extent a reduction from such financing source would be offset by an increase in the debt financing or other funding being made available by such financing source or another financing source.

(o) “Schedule 13E-3” means the transaction statement on Schedule 13E-3 under the Exchange Act to be filed pursuant to Section 13(e) of the Exchange Act (together with any amendments thereof or supplements thereto).

(p) “Subsidiary” means, with respect to any party, any corporation, limited liability company, partnership or similar entity of which (x) such party or any other Subsidiary of such party is a general partner or (y) at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

(q) “Superior Proposal” means a bona fide Acquisition Proposal, which was not obtained in violation of Section 7.2, that would result in any Person (or its shareholders, members or other equity owners) becoming the beneficial owner, directly or indirectly, of more than 50% of the assets (on a consolidated basis), or more than 50% of the total voting power of the equity securities, of the Company that the board of directors of the Company (acting through the Independent Committee) has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and would, if consummated, result in a transaction more favorable to the Company’s shareholders from a financial point of view than the transactions contemplated by this Agreement (after taking into account any revisions to the terms of the transactions contemplated by this Agreement pursuant to Section 7.2(c)).

(r) “Tax” or “Taxes” means any and all federal, state, local or foreign taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any governmental or taxing authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity.

(s) “Tax Return” means returns, reports, claims for refund, declarations of estimated Taxes and information statements, including any schedule or attachment thereto or any amendment thereof, with respect to Taxes filed or required to be filed with the Internal Revenue Service of the United States or any other Governmental Entity, domestic or foreign, including consolidated, combined and unitary tax returns.

(t) “US$” means the legal currency of the United States of America.

1.2 Other Defined Terms. The following terms have the meanings set forth in the Sections set forth below:

Defined Term	Location of Definition

Actions	Section 6.1(h)
ADSs	Section 5.1(a)
Alternate Financing	Section 7.9(b)
Alternative Acquisition Agreement	Section 7.2(c)(ii)
Applicable Date	Section 6.1(e)(i)
Bankruptcy and Equity Exception	Section 6.1(c)(i)
Book-Entry Shares	Section 5.1(a)
Buyer Group Parties	Section 6.2(n)
business day	Section 2.2
Cayman Companies Law	Section 2.1
Cayman Plan of Merger	Section 2.3
Change of Recommendation	Section 7.2(c)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Benefit Plans	Section 6.1(i)(i)
Company Disclosure Schedule	Section 6.1
Company Expenses	Section 9.3(d)
Company IP	Section 6.1(q)(i)
Company Recommendation	Section 6.1(c)(ii)
Company Reports	Section 6.1(e)(i)
Contract	Section 6.1(c)(iii)
Damages	Section 7.11(b)
Debt Commitment Letter	Section 6.2(c)(ii)
Debt Financing	Section 6.2(c)(ii)
Depositary	Section 5.2(i)
Deposit Agreement	Section 5.2(i)
Dispute	Section 10.5(b)
Dissenting Shareholders	Section 5.1(a)
Dissenting Shares	Section 5.1(a)
Effective Time	Section 2.3

Employees	Section 6.1(p)
Encumbrance	Section 6.1(l)(iv)
Environmental Law	Section 6.1(n)
Environmental Permits	Section 6.1(n)
ERISA	Section 6.1(i)(i)
Exchange Act	Section 6.1(d)(i)
Exchange Fund	Section 5.2(a)
Excluded Shares	Section 5.1(a)
FCPA	Section 6.1(j)(iii)
Founder Shares	Section 5.1 (a)
GAAP	Section 6.1(e)(ii)
Governmental Entity	Section 5.2(d)
Guarantor	Recitals
Hazardous Substance	Section 6.1(n)
HKIAC	Section 10.5(b)(i)
HKIAC Rules	Section 10.5(b)(i)
Indemnified Parties	Section 7.11(a)
Injunction	Section 8.1(b)
Intellectual Property	Section 6.1(q)
Judgment	Section 6.1(h)
Laws	Section 6.1(j)(i)
Leased Real Property	Section 6.1(l)(ii)
Lender	Section 6.2(c)(ii)
Liabilities	Section 6.1(h)
Licenses	Section 6.1(j)(ii)
Lien	Section 6.1(b)(i)
Liens	Section 6.1(b)(i)
Limited Guaranty	Recitals
Material Contract	Section 6.1(k)(i)
Memorandum and Articles of Association	Section 3.1
Merger	Recitals
Merger Sub	Preamble
New Financing Documents	Section 7.9(b)
Non-Wholly Owned Subsidiaries	Section 6.1(b)(i)
Notice of Superior Proposal	Section 7.2(c)
NASDAQ	Section 7.7
Owned Real Property	Section 6.1(l)(i)
Parent	Preamble
Parent Disclosure Schedule	Section 6.2
Parent Expenses	Section 9.3(c)
Parent Termination Fee	Section 9.3(b)
Paying Agent	Section 5.2(a)
Per ADS Merger Consideration	Section 5.1(a)
Per Share Merger Consideration	Section 5.1(a)
Proxy Statement	Section 6.1(d)(i)
Representatives	Section 7.2(a)
Requisite Company Vote	Section 6.1(c)(i)
Rollover Shares	Section 5.1(a)

Sarbanes-Oxley Act	Section 6.1(e)(i)
SEC	Section 6.1
Securities Act	Section 6.1(e)(i)
Share	Section 5.1(a)
Shares	Section 5.1(a)
Share Certificate	Section 5.1(a)
Shareholders’ Meeting	Section 7.4(a)
Stock Plan	Section 6.1(b)(i)
Surviving Corporation	Section 2.1
Takeover Statute	Section 6.1(m)(ii)
Termination Date	Section 9.1(b)(i)
Termination Fee	Section 9.3(a)
Trade Secrets	Section 6.1(q)
Voting and Subscription Agreement	Section 6.2(l)
Wholly Owned Subsidiaries	Section 6.1(b)(i)

ARTICLE II

THE MERGER; CLOSING; EFFECTIVE TIME

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Cayman Islands Companies Law (2011 Revision) (the “Cayman Companies Law”), at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Sub and the Company in accordance with the Cayman Companies Law except as set forth in Article III. The Merger shall have the effects specified in the Cayman Companies Law.

2.2 Closing. Unless otherwise mutually agreed in writing between the Company, Merger Sub, and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom, 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong commencing at 9:00 p.m. (Hong Kong time) on the second business day (the “Closing Date”) immediately following the day on which the last to be satisfied or waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement, unless another date, time or place is agreed to in writing by Parent and the Company. For purposes of this Agreement, the term “business day” shall mean any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, the Cayman Islands, Hong Kong or Beijing.

2.3 Effective Time. Subject to the provisions of this Agreement, on the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Cayman Plan of Merger”) substantially in the form contained in Appendix 1 hereto and the Company shall file the Cayman Plan of Merger and other documents required by the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law, and, as soon as practicable on or after the Closing Date, shall make or cause to be made all other filings or recordings required under the Cayman Companies Law. The Merger shall become effective at the time when the Cayman Plan of Merger has been registered by the Registrar of Companies of the Cayman Islands or at such other subsequent date or time within 90 days of the date of registration of the Cayman Plan of Merger as Merger Sub and the Company may agree and specify in the Cayman Plan of Merger in accordance with the Cayman Companies Law (the “Effective Time”).

ARTICLE III

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF THE SURVIVING CORPORATION

3.1 The Memorandum and Articles of Association. As of the Effective Time, the memorandum and articles of association of Merger Sub then in effect shall be the memorandum and articles of association of the Surviving Corporation (except that, at the Effective Time, Article I of the memorandum and articles of association of the Surviving Corporation shall be amended to be and read as follows: “The name of the corporation is China GrenTech Corporation Limited”) (the “Memorandum and Articles of Association”) until thereafter changed or amended as provided therein or by applicable Law.

ARTICLE IV

DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

4.1 Directors. The parties hereto shall take all actions necessary so that the board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, unless otherwise determined by Parent prior to the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Memorandum and Articles of Association.

4.2 Officers. The parties hereto shall take all actions necessary so that the officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, unless otherwise determined by Parent prior to the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Memorandum and Articles of Association.

ARTICLE V

EFFECT OF THE MERGER ON ISSUED SHARE CAPITAL;

MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES

5.1 Effect on Issued Share Capital. At the Effective Time, as a result of the Merger and without any action on the part of the Company, Parent, Merger Sub or any other shareholders of the Company:

(a) Merger Consideration. Each ordinary share, par value US$0.00002 per share, of the Company (a “Share” or, collectively, the “Shares”), including Shares represented by American Depositary Shares, each representing 25 Shares (the “ADSs”), issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (as defined below) shall be cancelled in exchange for the right to receive US$0.126 in cash per Share without interest (the “Per Share Merger Consideration”). As each ADS represents 25 Shares, each ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing Excluded Shares, shall represent the right to receive US$3.15 in cash without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in the Deposit Agreement (as defined below). At the Effective Time, all of the Shares (including Shares represented by ADSs) shall cease to be outstanding, shall be cancelled and shall cease to exist and the register of members will be amended accordingly. Each certificate formerly representing any of the Shares (a “Share Certificate”) or non-certificated Shares represented by book-entry (“Book-Entry Shares”) (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration without interest, and any Dissenting Shares shall thereafter represent only the right to receive the applicable payments set forth in Section 5.2(f). For purposes of this Agreement, “Excluded Shares” means, collectively, (i) any Shares and ADSs beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by Mr. Yingjie Gao, the Company’s chairman and chief executive officer (“Mr. Gao”) or any Person controlled by Mr. Gao prior to the Effective Time (“Founder Shares”), (ii) any Shares and ADSs beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by Rong Yu and Yin Huang or any Person controlled by either of the foregoing prior to the Effective Time (collectively with Founder Shares, the “Rollover Shares”), (iii) any Shares held by the Depositary which are not represented by ADSs and (iv) Shares (“Dissenting Shares”) owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 238 of the Cayman Companies Law (“Dissenting Shareholders”). In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer self-tender or exchange offer, or other similar transaction, the Per Share Merger Consideration and the Per ADS Merger Consideration shall be equitably adjusted to reflect such change and as so adjusted shall, from and after the date of such change, be the Per Share Merger Consideration and the Per ADS Merger Consideration.

(b) Cancellation of Shares. Each of the Excluded Shares (other than Dissenting Shares) shall, by virtue of the Merger and without any action on the part of its holder, cease to be outstanding, shall be cancelled and shall cease to exist without payment of any consideration or distribution therefor.

(c) Merger Sub. At the Effective Time, each ordinary share, par value HK$0.00002 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable ordinary share, par value US$0.00002 per share, of the Surviving Corporation. Such ordinary shares shall be the only issued and outstanding share capital of the Surviving Corporation and this will be reflected in the register of members of the Surviving Corporation.

(d) Untraceable and Dissenting Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to shareholders who are untraceable unless and until, except as provided below, they notify the Paying Agent (as defined below) of their current contact details prior to the Effective Time. A Company shareholder will be deemed to be untraceable if (i) he has no registered address in the register of members (or branch register) maintained by the Company or, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such shareholder either (A) has been sent to such shareholder and has been returned undelivered or has not been cashed or, (B) has not been sent to such shareholder because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or, (iii) notice of the Company shareholders meeting has been sent to such shareholder and has been returned undelivered. Monies due to Dissenting Shareholders and shareholders of the Company who are untraceable and any monies which are returned shall be held by the Surviving Corporation in a separate non-interest bearing bank account for the benefit of Dissenting Shareholders and shareholders of the Company who are untraceable. Monies unclaimed after a period of seven years from the date of the notice of the Shareholders Meeting shall be forfeited and shall revert to the Surviving Corporation. Dissenting Shareholders and shareholders of the Company who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods should contact the Surviving Corporation.

5.2 Exchange of Certificates.

(a) Paying Agent. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld, conditioned or delayed) (the “Paying Agent”), for the benefit of the holders of Shares and ADSs, a cash amount in immediately available funds sufficient for the Paying Agent to make payments under Section 5.1(a) and Section 5.2(f) (such aggregate cash amount being hereinafter referred to as the “Exchange Fund”, and in case of payments under Section 5.2(f), an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration). If a Dissenting Shareholder effectively withdraws its demand for, or loses its rights to, appraisal rights pursuant to Section 238 of the Cayman Companies Law with respect to any Dissenting Shares, (i) such Shares shall cease to be Excluded Shares and (ii) Parent shall make available or cause to be made available to the Paying Agent additional funds in an amount equal to the product of (x) the number of Dissenting Shares for which such Dissenting Stockholder has withdrawn its demand for, or lost its rights to, appraisal rights pursuant to Section 238 of the Cayman Companies Law and (y) the Per Share Merger Consideration.

(b) Exchange Procedures. Promptly after the Effective Time (and in any event within (x) five business days in the case of record holders and (y) three business days in the case of the Depository Trust Company on behalf of beneficial holders holding through brokers, nominees, custodians or through a third-party), the Surviving Corporation shall cause the Paying Agent to mail (or in the case of the Depository Trust Company, deliver) to each registered holder of Shares (other than holders of Excluded Shares) (i) a letter of transmittal in customary form for a Cayman Islands incorporated company specifying that delivery shall be effected, and risk of loss and title to the Share Certificates and Book-Entry Shares shall pass, only upon delivery of the Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 5.2(e)) and Book-Entry Shares to the Paying Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for effecting the surrender of the Share Certificates (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 5.2(e)) and Book-Entry Shares in exchange for the Per Share Merger Consideration, as applicable. Upon surrender of a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 5.2(e)) or Book-Entry Shares to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Share Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor a cheque, in the amount (after giving effect to any required tax withholdings as provided in Section 5.2(h)) equal to (x) the number of Shares represented by such Share Certificate (or affidavit or indemnity of loss in lieu of the Share Certificate as provided in Section 5.2(e)) or the number of Book-Entry Shares multiplied by (y) the Per Share Merger Consideration, and the Share Certificate or Book-Entry Shares so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (i) the Paying Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than the ADSs representing the Excluded Shares) multiplied by (y) the Per ADS Merger Consideration and (ii) the Depositary will distribute the Per ADS Merger Consideration to ADS holders (net of any applicable fees and charges of, and expenses incurred by, the Depositary, and withholding taxes) pro rata to their holdings of ADSs upon surrender by them of the ADSs. Pursuant to the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to ADS holders. No interest will be paid or accrued on any amount payable upon due surrender of the Share Certificates or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a cheque for any cash to be exchanged upon due surrender of the Share Certificate or Book-Entry Shares may be issued to such transferee if the Share Certificates or Book-Entry Shares formerly representing such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

(c) Transfers. From and after the Effective Time, no transfers of Shares shall be effected in the register of members of the Company. If, after the Effective Time, any Share Certificate or Book-Entry Shares are presented to the Surviving Corporation, Parent or the Paying Agent for transfer or any other reason, such Share Certificates or Book-Entry Shares shall be cancelled and (except for Excluded Shares) exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate or Book-Entry Shares is entitled pursuant to this Article V.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company (other than holders of Excluded Shares) for nine (9) months after the Effective Time shall be delivered to the Surviving Corporation on the instruction of the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article V shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration to which such holder is entitled pursuant to this Article V upon due surrender of its Share Certificates (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 5.2(e)) or Book-Entry Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent, the Depositary or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, bona vacantia, escheat or similar Laws. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any domestic, multinational or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (a “Governmental Entity”) shall become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates. In the event any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or by the Paying Agent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent or the Paying Agent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Share Certificate, the Paying Agent will issue a cheque in the amount (after giving effect to any required tax withholdings) equal to (x) the number of Shares represented by such lost, stolen or destroyed Share Certificate multiplied by (y) the Per Share Merger Consideration.

(f) Dissenters’ Rights. No Person who has validly exercised their appraisal rights pursuant to Section 238 of the Cayman Companies Law shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s appraisal rights under the Cayman Companies Law. Each Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure in Section 238 of the Cayman Companies Law with respect to Shares owned by such Dissenting Shareholder. The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company shareholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the Cayman Companies Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(g) Transfer Books; No Further Ownership Rights. The Per Share Merger Consideration and Per ADS Merger Consideration paid in respect of the Shares upon the surrender for exchange of Share Certificates or for Book-Entry Shares in accordance with the terms of this Article V shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Share Certificates or Book-Entry Shares, and at the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Corporation of Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Share Certificates or Book-Entry Shares that evidenced ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, any Share Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer or any other reason, such Share Certificate shall be cancelled and (except for Rollover Shares) exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate is entitled pursuant to this Article V.

(h) Tax Withholding. Each of Parent, the Surviving Corporation, the Paying Agent and Depositary, without double counting, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it reasonably determines in good faith it is required to deduct and withhold with respect to Taxes. To the extent that amounts are so withheld by Parent, the Surviving Corporation, the Paying Agent or Depositary, such withheld amounts (i) shall be remitted by Parent, the Surviving Corporation, the Paying Agent or Depositary to the applicable Governmental Entity, and (ii) to the extent so remitted, shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made.

(i) Termination of Deposit Agreement. As soon as reasonably commercially practicable after the Effective Time, the Surviving Corporation shall provide notice to Citibank N.A. (the “Depositary”) to terminate the deposit agreement dated March 13, 2006 between the Company and the Depositary (the “Deposit Agreement”) in accordance with its terms.

(j) Agreement of Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the Cayman Companies Law.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

6.1 Representations and Warranties of the Company. Except (x) as may be disclosed in the Company Reports filed with the Securities and Exchange Commission (the “SEC”) prior to the date hereof (excluding, in each case, any nonspecific disclosures set forth in any risk factor section to the extent they are general, nonspecific and forward looking statements or cautionary or forward-looking in nature), (y) as may be disclosed in the corresponding sections or subsections of the disclosure schedule delivered to Parent by the Company on the date hereof (the “Company Disclosure Schedule”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection) or (z) for any matters with respect to which Mr. Gao or Ms. Rong Yu, has actual (but not constructive or imputed) knowledge, the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of its respective jurisdiction of organization, and each of the Company and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(b) Capital Structure.

(i) The authorized share capital of the Company consists of 625,000,000 Shares of a par value of US$0.00002, of which, as of the date of this Agreement, 559,397,825 Shares are outstanding. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. As of the date hereof, there are no outstanding options to purchase Shares under the Company’s Share Option Scheme adopted as of August 25, 2005 (the “Stock Plan”). Each of the outstanding shares of share capital or other securities of each of the Company’s directly or indirectly wholly owned Subsidiaries, which are set forth in Section 6.1(b)(i) of the Company Disclosure Schedule (“Wholly Owned Subsidiaries”), has been duly authorized, and validly issued, and is fully paid and nonassessable (to the extent such concept is applicable in the relevant jurisdiction) and owned by the Company or by another Wholly Owned Subsidiary, free and clear of any lien, charge, pledge, security interest, mortgage, claim or other encumbrance (each, a “Lien” and collectively, “Liens”). Each of the outstanding shares of capital stock or other securities that are directly or indirectly owned by the Company of each of the Company’s Subsidiaries that are not Wholly Owned Subsidiaries, which are set forth in Section 6.1(b)(i) of the Company Disclosure Schedule (“Non-Wholly Owned Subsidiaries”), has been duly authorized, and validly issued, and is fully paid and nonassessable (to the extent such concept is applicable in the relevant jurisdiction) and owned by the Company or by a Subsidiary, free and clear of any Lien other than Permitted Liens. There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of share capital or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(c) Corporate Authority; Approval and Fairness; No Violations.

(i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated hereby in accordance with the terms hereof, subject only to approval of this Agreement by an affirmative vote of holders of Shares representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting (the “Requisite Company Vote”). This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) The board of directors of the Company, acting upon the unanimous recommendation of the Independent Committee, has (A) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company and its shareholders (other than holders of Rollover Shares), (B) approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby and (C) resolved to recommend approval of this Agreement to the holders of Shares (the “Company Recommendation”). The board of directors of the Company, acting upon the unanimous recommendation of the Independent Committee, has directed that this Agreement be submitted to the holders of Shares for their approval.

(iii) Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Merger or the other transactions contemplated hereby, will (A) conflict with or violate any provision (x) of the memorandum and articles of association of the Company or (y) of the similar organizational documents of any of the Company’s Subsidiaries or (B) assuming that the authorizations, consents and approvals referred to in Section 6.1(d) and the Requisite Company Vote are obtained and the filings referred to in Section 6.1(d) are made, (x) violate any Laws applicable to the Company or any of its Subsidiaries, (y) constitute a default under any of the terms, conditions or provisions of any loan or credit agreement, letter of credit, guarantee, power of attorney, debenture, note, bond, mortgage, indenture, deed of trust, lease, sublease, license, contract, agreement, commitment, arrangement, or understanding (each, whether oral or written, a “Contract”) to which the Company or any of its Subsidiaries is a party or accelerate the Company’s or, if applicable, any of its Subsidiaries’, obligations under any such Contract or (z) result in the creation of any Lien on any properties or assets of the Company or any of its Subsidiaries, except, in the case of clauses (B)(y) and (B)(z), as would not reasonably be expected to have a Material Adverse Effect.

(d) Government Approvals; Secured Creditors.

(i) Except for (A) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act” ), including the joining of the Company in the filing of the Schedule 13E-3, the furnishing of Form 6-K with the proxy statement relating to the Merger to be prepared in connection with the Shareholders’ Meeting (including any amendment or supplement thereto) (the “Proxy Statement”), and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments from the SEC, if any, on such documents, (B) compliance with the rules and regulations of the NASDAQ, (C) the filing of the Cayman Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law and (D) compliance with any applicable state securities or Blue Sky laws, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Entity are necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Merger and the other transactions contemplated hereby, except for those the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(ii) The Company does not have any secured creditors.

(e) Company Reports; Financial Statements.

(i) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”), since January 1, 2009 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date hereof, including any amendments thereto, the “Company Reports”). No Subsidiary of the Company is or has been required to file or furnish any periodic reports with the SEC. Each of the Company Reports, at the time of its filing or being furnished complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, applicable accounting standards and the Sarbanes-Oxley Act of 2002 (as amended and including the rules and regulations promulgated thereunder) (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports, each in effect on such dates. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Company Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii) The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) that are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles (“GAAP”) and includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.

(iii) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date hereof, will fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date, and each of the consolidated statements of income, changes in shareholders’ equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or in the case of Company Reports filed after the date hereof, will fairly present, in all material respects, the results of operations, changes in shareholders’ equity and cash flows, as the case may be, of such companies for the periods set forth therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with GAAP, Regulation S-X of the SEC and the rules and standards of the Public Company Accounting Oversight Board except as may be noted therein.

(iv) The Company has implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are reasonably designed to ensure that material information relating to the Company, including its Subsidiaries, required to be included in reports filed under the Exchange Act is made known to the chief executive officer and chief financial officer of the Company or other persons performing similar functions by others within those entities. Neither the Company nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated. To the Company’s Knowledge, there is no fraud, whether or not material, that involves the Company’s management or other employees who have a significant role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries.

(f) Proxy Statement. The Proxy Statement to be sent to the shareholders of the Company in connection with the Shareholders’ Meeting (including any amendment or supplement or document incorporated by reference) and the Rule 13E-3 transaction statement on Schedule 13E-3 relating to the adoption of this Agreement by the shareholders of the Company shall not, on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders’ Meeting or, in the case of the Schedule 13E-3, on the date it and any amendment or supplement to it is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

(g) Absence of Certain Changes. Since December 31, 2010 to the date hereof, except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, (i) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and (ii) there has not been:

(A) any amendment or modification to the memorandum and articles of association or other similar organizational documents (whether by merger, consolidation or otherwise) of the Company;

(B) any change in the financial condition, business or results of their operations or any circumstance, occurrence or development of which the Company has Knowledge which, individually or in the aggregate, has constituted or is reasonably likely to have a Material Adverse Effect;

(C) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of share capital of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to the Company or to any Subsidiary of the Company);

(D) any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries;

(E) (1) any material increase in the compensation or benefits payable or to become payable to its officers or employees (except for increases in the ordinary course of business and consistent with past practice) or (2) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, equity, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable Law; or

(F) any agreement to do any of the foregoing.

(h) Litigation and Liabilities. As of the date of this Agreement, there are no civil, criminal, administrative or other actions, suits, claims, oppositions, litigations, hearings, arbitrations, investigations or other proceedings (“Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, other than any such Actions that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. There are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise (“Liabilities”), except (i) as reflected or reserved against in the Company’s consolidated balance sheets (and the notes thereto) included in the Company Reports filed after the Applicable Date but prior to the date hereof, (ii) for Liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent balance sheet included in the Company Reports, (iii) for Liabilities incurred pursuant to the transactions contemplated by this Agreement, or (iv) Liabilities that do not constitute a Material Adverse Effect or are not reasonably likely to prevent or materially impair the consummation of the transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree, award, stipulation or settlement (“Judgment”) of any Governmental Entity which has, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect or is reasonably likely to prevent or materially impair the consummation of the transactions contemplated by this Agreement.

(i) Employee Benefits.

(i) All material benefit and compensation plans, policies or arrangements covering current or former employees of the Company and its Subsidiaries and current or former directors of the Company, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, severance, stock option, stock purchase, stock appreciation rights, Company stock-based, incentive and bonus plans (the “Company Benefit Plans”), including Company Benefit Plans maintained outside of the United States primarily for the benefit of Employees working outside of the United States, are listed in Section 6.1(i) of the Company Disclosure Schedule. True and complete copies of all Company Benefit Plans listed in Section 6.1(i) of the Company Disclosure Schedule, including any trust instruments, insurance contracts, actuarial reports and, with respect to any employee stock ownership plan, the agreements granting any shares, options or other incentive awards and the loan agreements forming a part of any Company Benefit Plans, and all amendments thereto have been provided or made available to Parent and Merger Sub.

(ii) None of the Company Benefit Plans was or is subject to ERISA.

(iii) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former director or current or former employee of the Company or any of its Subsidiaries under any of the Company Benefit Plans or otherwise; (ii) increase any benefits otherwise payable under any of the Company Benefit Plans; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(iv) There is no outstanding order against the Company Benefit Plans that has or would reasonably be expected to have a Material Adverse Effect.

(v) The Company is not obligated, pursuant to any of the Company Benefit Plans or otherwise, to grant any options to purchase Shares to any Employees, consultants or directors of the Company after the date hereof.

(j) Compliance with Laws; Licenses.

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the businesses of each of the Company and its Subsidiaries have not been, since December 31, 2010, and are not being conducted in violation of any applicable United States federal, state or local, non-United States national, provincial or local, or multinational law, statute or ordinance, common law, or any rule, regulation, directive, treaty provision applicable to the Company and its Subsidiaries, Judgment, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”). No investigation, audit or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity notified the Company of its intention to conduct the same, except for (A) such investigations or reviews the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and/or (B) such investigations or reviews in the trading in the securities of the Company related to the Merger. As of the date hereof, neither the Company nor any of its Subsidiaries has received any notice or communication of any material noncompliance with any applicable Laws that has not been cured as of the date hereof.

(ii) The Company and its Subsidiaries each has made application or obtained, renewed and is in compliance with all material permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business in all material respects as presently conducted, except for any such License the absence of non-renewal of which has not or is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(iii) Except as has not or is not,, individually or in the aggregate, reasonably like to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries is subject to any pending or, to the Knowledge of the Company, threatened, investigation by any Governmental Entity in the PRC or elsewhere pursuant to anti-corruption Laws (including the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, if applicable, and the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, if applicable) with respect to corrupt practices in the procurement by Governmental Entities. Neither the Company nor any of its Subsidiaries has, nor, to the Knowledge of the Company, has any officer or employee of the Company or any of its Subsidiaries, been convicted of any violation of such anti-corruption Laws. To the Knowledge of the Company after due inquiry, neither the Company nor any of its Subsidiaries has solicited, received, paid or offered to pay any remuneration for the purpose of making or receiving any referral which violated such anti-corruption Law. None of the Company, its Subsidiaries, and to the Knowledge of the Company, any director, officer, agent or employee of the Company or any of its Subsidiaries, has taken any action that could result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA, except for such violations that has not or is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of the Company after due inquiry, the Company and its Subsidiaries have conducted their businesses in compliance with the FCPA in all material respects and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(k) Material Contracts.

(i) Except for this Agreement and except for Contracts filed as exhibits to the Company Reports, as of the date hereof, none of the Company or its Subsidiaries is a party to or bound by:

(A) any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(B) any Contract involving the payment or receipt of amounts by the Company or any of its Subsidiaries, or relating to indebtedness for borrowed money or any financial guaranty, of more than RMB 50,000,000 in any calendar year on its face;

(C) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than RMB 30,000,000;

(D) any Contract relating to the formation, creation, operation, management or control of any joint venture;

(E) any Contract between the Company or any of its Subsidiaries and any director or executive officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act; and

(F) any non-competition Contract or other Contract that limits or purports to limit in any material respect the type of business in which the Company or its Subsidiaries may engage, the type of goods or services which the Company or its Subsidiaries may manufacture, produce, import, export, offer for sale, sell or distribute or the manner or locations in which any of them may so engage in any business or use their assets.

Each such Contract described in clauses (A) through (F) above and each such Contract that would be a Material Contract but for the exception of being filed as an exhibit to the Company Reports is referred to herein as a “Material Contract”.

(ii) Except as is not, individually or in the aggregate, a Material Adverse Effect, (A) each of the Material Contracts is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect subject to the Bankruptcy and Equity Exception; and (B) there is no breach or default under any Material Contracts by the Company or its Subsidiaries and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by the Company or its Subsidiaries.

(l) Properties.

(i) Except as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, with respect to real property owned by the Company or any of its Subsidiaries, and all buildings, structures, improvements, and fixtures thereon (the “Owned Real Property”), (A) the Company or its applicable Subsidiary has good and marketable title, or validly granted long term land use rights and building ownership rights, as applicable, to the Owned Real Property, free and clear of any Encumbrance, and (B) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion of the Owned Real Property or interest therein.

(ii) With respect to real property leased, subleased or licensed to the Company or its Subsidiaries (the “Leased Real Property”), except as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, each of the Company and its Subsidiaries has a good and valid leasehold interest in each parcel of Leased Real Property, free and clear of all Encumbrances.

(iii) Except as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property), in each case free and clear of all Encumbrances other than Permitted Liens.

(iv) For purposes of this Section 6.1(l) only, “Encumbrance” means any Lien, mortgage, easement, covenant, or other restriction or title matter or encumbrance of any kind in respect of such asset, but specifically excludes: (a) encumbrances for current Taxes or other governmental charges not yet due and payable; (b) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business as to which there is no default on the part of the Company or any of its Subsidiaries and reflected on or specifically reserved against or otherwise disclosed in the Company’s consolidated balance sheets (and the notes thereto) included in the Company Reports filed prior to the date hereof; and (c) other encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the specific parcel of Owned Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted.

(m) Rights Agreement; Anti-Takeover Provisions.

(i) The Company is not party to a shareholder rights agreement, “poison pill” or similar agreement or plan.

(ii) No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation save for Cayman Companies Law or any similar anti-takeover provision in the Company’s memorandum and articles of association (each, a “Takeover Statute”) is applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement.

(n) Environmental Matters. Except as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, (i) The Company and its Subsidiaries are in all material respects in compliance with all applicable Environmental Laws, (ii) the Company and each of its Subsidiaries have obtained and possess all material permits, licenses and other authorizations currently required for their establishment and their operation under any Environmental Law (“Environmental Permits”), and all such Environmental Permits are in full force and effect; (iii) no property currently or, to the Knowledge of the Company after due inquiry, formerly owned or operated by the Company or any of its Subsidiaries has been contaminated with or is releasing any Hazardous Substance in a manner that is or would reasonably be expected to require remediation or other action pursuant to any Environmental Law that would be material to the business of the Company and its Subsidiaries, taken as a whole; (iv) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in violation of or liable under any Environmental Law. Neither the Company nor any of its Subsidiaries is subject to any order, decree or injunction with any Governmental Entity or agreement with any third party concerning liability under any Environmental Law or relating to Hazardous Substances. As used herein, the term “Environmental Law” means any applicable PRC local, provincial or national Law, relating to: (A) the protection of health, safety or the environment or (B) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance; the term “Hazardous Substance” means any chemical, pollutant, waste or substance that is: (A) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (B) any petroleum product or by-product, asbestos-containing material, polychlorinated biphenyls or radioactive material. This Section 6.1(n) constitutes the only representations and warranties of the Company with respect to any Environmental Law.

(o) Tax Matters. Except as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, the Company and each of its Subsidiaries (i) have prepared in good faith and duly and, in cases where the statute of limitations would still be open, timely filed (taking into account any extension of time within which to file) all income, franchise, and similar Tax Returns and all other material Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate; and (ii) have paid all Taxes that are shown as due on such filed Tax Returns and any Taxes that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith. As of the date of this Agreement, there are not pending or, to the Knowledge of the Company, threatened audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters. To the Knowledge of the Company, there are no unresolved questions or claims concerning the Company’s or any of its Subsidiaries’ Tax liability that are not disclosed or provided for in the Company Reports.

(p) Labor Matters. Except as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof (i) there is no material pending or, to the Company’s Knowledge, threatened dispute with the directors of the Company or any of its Subsidiaries or with any of the employees or former employees of the Company or any of its Subsidiaries, (ii) each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Laws of the PRC, respecting employment, employment practices, labor, terms and conditions of employment and wages and hours, in each case, with respect to each of their current (including those on layoff, disability or leave of absence, whether paid or unpaid), former, or retired employees, officers, consultants, independent contractors providing individual services, agents or directors of the Company or any Subsidiary of the Company (collectively, “Employees”); and (iii) other than regular payments to be made in the ordinary course of business consistent with past practice, neither the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits for Employees.

(q) Intellectual Property.

(i) Except as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, (A) to the Company’s Knowledge, the Company and its Subsidiaries own or have valid and enforceable rights to use all Intellectual Property that is used in their respective businesses as currently conducted (the “Company IP”); (B) all of the registrations and applications included in the Company IP owned by, and to the Knowledge of the Company, the Company IP exclusively licensed by the Company and its Subsidiaries, are subsisting; and (C) all of the Company IP are free and clear of any encumbrance other than Permitted Liens and nonexclusive licenses entered into in the ordinary course of business.

(ii) Except as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, neither the conduct of the business of the Company and/or the conduct of the business of each of its Subsidiaries nor the Company IP infringes, dilutes, misappropriates or otherwise violates any Intellectual Property rights of any third party; and to the Company’s Knowledge, no third party is infringing, diluting, misappropriating or otherwise violating any material Company IP owned or exclusively licensed by the Company or its Subsidiaries.

(iii) Except as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries take and have taken commercially reasonable measures to maintain, preserve and protect the confidentiality of all material Trade Secrets, and to the Company’s Knowledge, such Trade Secrets have not been used, disclosed or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements or pursuant to obligations to maintain confidentiality arising by operation of law.

(iv) This Section 6.1(q) constitutes the only representations and warranties of the Company with respect to any Company IP and infringement of Intellectual Property rights of any third party.

For purposes of this Agreement: “Intellectual Property” means: (A) trademarks, service marks, brand names, corporate names, Internet domain names, logos, symbols, trade dress, trade names, and all other source indicators and all goodwill associated therewith and symbolized thereby; (B) patents and proprietary inventions and discoveries; (C) confidential and proprietary information, trade secrets and know-how, (including confidential and proprietary processes, technology, research, recipes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists) (collectively, “Trade Secrets”); and (D) all applications and registrations, invention disclosures, and extensions, revisions, restorations, substitutions, modifications, renewals, divisions, continuations, continuations-in-part, reissues and re-examinations related to any of the foregoing.

(r) Customers and Suppliers. As of the date of this Agreement, the Company has not received any notice in writing from any of its three largest customers or suppliers (based on aggregate sales or purchases, as applicable, during the fiscal year ended December 31, 2010) that any such customer or supplier intends to terminate, materially reduce, or not renew, its relationship with the Company or its Subsidiaries and, to the Knowledge of the Company, no such customer or supplier intends to materially reduce, cancel, or otherwise terminate its relationship with the Company and its Subsidiaries.

(s) Insurance. The Company has made available to Parent accurate and complete copies of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries. Except as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, (i) all such insurance is in full force and effect , (ii) the Company has no reason to believe that it or any of its Subsidiaries will not be able (A) to renew its existing insurance coverage as and when such policies expire or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted at a reasonable cost; (iii) as of the date hereof, neither the Company nor any of its Subsidiaries has received any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies in writing; and (iv) neither the Company nor any of its Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

(t) Opinion of Financial Advisor. The Independent Committee has received the opinion of William Blair & Company, to the effect that, as of the date of such opinion, and subject to the various assumptions, qualifications and limitations set forth therein, the Per Share Merger Consideration and Per ADS Merger Consideration to be received by holders of Shares and ADSs (other than holders of Excluded Shares) is fair, from a financial point of view, to such holders and a copy of such opinion will promptly be provided to Parent, solely for informational purposes, following receipt thereof by the Independent Committee. It is understood and agreed that such opinion may not be relied on by Parent or Merger Sub.

(u) Product Liability. There is no Action before any Governmental Entity pending or, to the Company’s Knowledge, threatened, in either case against or involving the Company or any of its Subsidiaries concerning any product of the Company or any of its Subsidiaries produced or manufactured by the Company or any of its Subsidiaries relating to or resulting from a defect in design, manufacture, materials or workmanship of any such product or any failure to warn, or any breach of implied warranties or representations of any such product that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. Since December 31, 2010, there has not been any accident or event caused by any defect in manufacture, design, materials or workmanship including any failure to warn or any breach of express or implied warranties or representations, with respect to a product produced or manufactured by the Company or any of its Subsidiaries which resulted in serious injury or death to any Person or material damage to or destruction of property, in each case that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(v) Brokers and Finders. The Company has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company, through the Independent Committee, has engaged William Blair & Company as its financial advisor. The Company has made available to Parent and Merger Sub a complete and accurate copy of all agreements pursuant to which any financial advisor to the Company is entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

(w) No Additional Representations. Except for the representations and warranties made by the Company in this Section 6.1, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and each of Parent and Merger Sub acknowledge the foregoing. Neither the Company nor any other Person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in Article VI.

6.2 Representations and Warranties of Parent and Merger Sub.

Except as may be disclosed in the corresponding sections or subsections of the disclosure schedule delivered to the Company by Parent on the date hereof (the “Parent Disclosure Schedule”), Parent and Merger Sub hereby jointly and severally represent and warrant to the Company that:

(a) Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in such good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement. Each of Parent and Merger Sub has made available to the Company complete and correct copies its memorandum and articles of association, or similar governing documents, as currently in effect.

(b) Corporate Authority.

(i) Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated hereby in accordance with the terms hereof. This Agreement has been duly executed and delivered by Parent and Merger Sub and is a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(ii) The board of directors of Parent, the board of directors of Merger Sub, and Parent as the sole shareholder of Merger Sub, have duly and validly approved by resolution and authorized the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement by Parent and Merger Sub, as the case may be, and taken all such actions as may be required to be taken by the board of directors of Parent, the board of directors of Merger Sub and by Parent as the sole shareholder of Merger Sub to effect the transactions contemplated by this Agreement.

(c) Available Funds and Financing.

(i) Parent and Merger Sub have or will have available to them, as of the Effective Time, all funds necessary for the payment to the Paying Agent of the aggregate amount of the Exchange Fund and any other amounts required to be paid in connection with the consummation of the Merger, the Debt Financing and the other transactions contemplated by this Agreement and to pay all related fees and expenses.

(ii) Parent has delivered to the Company a true, correct and complete copy of an executed commitment letter (the “Debt Commitment Letter”) from the financial institution or institutions identified therein (the “Lender”) pursuant to which the Lender has committed to provide debt financing to Parent in an aggregate amount set forth therein, subject to the terms and conditions therein, the proceeds of which shall be used to finance the consummation of the Merger and the other transactions contemplated by this Agreement (the “Debt Financing”). As of the date hereof, the Debt Commitment Letter has not been amended or modified, no such amendment or modification is contemplated (other than amendments or modifications that are permitted by Section 7.9(a)), and the obligations and commitments contained in the Debt Commitment Letter have not been withdrawn or rescinded in any respect. Parent or Merger Sub has fully paid any and all commitment fees or other fees in connection with the Debt Commitment Letter that are payable on or prior to the date hereof. Assuming (i) the Debt Financing is funded in accordance with the Debt Commitment Letter and (ii) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 8.2(a) and Section 8.2(b) or the waiver of such conditions, the net proceeds from the Debt Financing will, in the aggregate be sufficient for Merger Sub and the Surviving Corporation to pay the aggregate of the Per Share Merger Consideration and the Per ADS Merger Consideration, the aggregate amount of consideration payable in respect of Dissenters Share in accordance with Section 5.2(f), any other amounts required to be paid in connection with the consummation of the transaction contemplated hereby and to pay related fees and expenses. The Debt Commitment Letter is (i) in full force and effect as of the date hereof and (ii) is a legal, valid and binding obligation of Parent, Merger Sub and the other parties thereto (subject to the Bankruptcy and Equity Exception). As of the date hereof, no event has occurred, and as of the Effective Time, no event shall have occurred, which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub or, to the Knowledge of Parent, any other parties thereto, under the Debt Commitment Letter; provided, however, that Parent is not making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties in Section 6.1. As of the date hereof, Parent does not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied or that the Debt Financing will not be available to Parent or Merger Sub at the Closing; provided, however, that Parent is not making any representation regarding the accuracy of the representations and warranties set forth in Section 6.1, or compliance by the Company of its obligations hereunder. The Debt Commitment Letter contains all of the conditions precedent (or, where applicable, refers to customary conditions precedent for a transaction of the nature contemplated by the Debt Commitment Letter) to the obligations of the parties thereunder to make the Debt Financing available to Parent on the terms therein. As of the date hereof, there are no side letters or other agreements, contracts or arrangements (whether written or oral) to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Debt Financing other than as expressly set forth in the Debt Commitment Letter and any customary engagement letter and non-disclosure agreements (copies of which have been delivered to the Company) that do not impact the conditionality or amount of the Debt Financing.

(d) Capitalization.

(i) The authorized share capital of Parent consists solely of 50,000 ordinary shares, par value $1.00 per share. As of the date of this Agreement, 1 ordinary shares of Parent were issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable. There are no options, warrants, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Parent or Merger Sub or obligating Parent or Merger Sub to issue or sell any shares of capital stock of, or other equity interests in, Parent or Merger Sub. All ordinary shares of Parent subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. At the Effective Time, all of the issued and outstanding ordinary shares of Parent will be held by shareholders of Parent as follows: (i) Mr. Gao will be the beneficial owner of 183,195,375 ordinary shares of Parent, representing 78.15 % of the total issued and outstanding ordinary shares of Parent on a fully diluted basis, (ii) Ms. Rong Yu will be the beneficial owner of 25,667,000 ordinary shares of Parent, representing 10.95% of the total issued and outstanding ordinary shares of Parent on a fully diluted basis and (iii) Ms. Yin Huang will be the beneficial owner of 25,543,000 ordinary shares of Parent, representing 10.90% of the total issued and outstanding ordinary shares of Parent on a fully diluted basis. Parent was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than the Debt Commitment Letter and the Voting and Subscription Agreement, those incident to its formation and capitalization pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(ii) The authorized share capital of Merger Sub consists solely of 50,000 ordinary shares, par value HK$0.00002 per share, all of which are validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(e) Consents and Approvals; No Violations; Secured Creditors.

(i) Except for (A) compliance with the applicable requirements of the Exchange Act, including, without limitation, joining of Parent and Merger Sub (and certain of their Affiliates) in the filing of the Schedule 13E-3, the filing or furnishing of one or more amendments to the Schedule 13E-3 and the filing of a Schedule 13D with the SEC, (B) compliance with the rules and regulations of The NASDAQ Global Market and (C) the filing of the Cayman Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law and related documentation, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by Parent or Merger Sub of this Agreement or the consummation by Parent or Merger Sub of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice is not, individually or in the aggregate, reasonably likely to prevent or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(ii) The execution, delivery and performance of this Agreement by Parent or Merger Sub do not, and the consummation by Parent or Merger Sub of the transactions contemplated hereby will not constitute or result in (A) any breach of any provision of the respective memoranda and articles of association (or similar governing documents) of Parent or Merger Sub or any of Parent’s Subsidiaries, (B) a violation or breach of, or (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration of an obligation or the creation of any Lien other than Permitted Liens) under, any of the terms, conditions or provisions of any Contract or obligation to which Parent or Merger Sub or any of Parent’s Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or (C) violate any Law applicable to Parent or Merger Sub or any of Parent’s Subsidiaries or any of their respective properties or assets, except in the case of (B) or (C) for violations, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(iii) Merger Sub does not have any secured creditors.

(f) Litigation. As of the date hereof, (i) there is no suit, claim, action, proceeding or investigation pending or, to Parent’s Knowledge, threatened against Parent or Merger Sub or any of their respective Affiliates, other than any such suit, claim, action, proceeding or investigation that would not reasonably be expected, individually or in the aggregate, to prevent or materially impair the consummation of the transactions contemplated by this Agreement and (ii) neither Parent nor Merger Sub nor any of its Affiliates is a party to or subject to the provisions of any Judgment of any Governmental Entity which would reasonably be expected to prevent or materially impair the consummation of the transactions contemplated by this Agreement.

(g) Brokers and Finders. No broker, finder or investment banker is entitled to any brokerage, finders’ or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Guarantor, Mr. Gao, Parent or Merger Sub.

(h) Schedule 13E-3; Proxy Statement; Other Information. None of the information provided or to be provided by Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement will, in the case of the Schedule 13E-3, as of the date of its filing and the date of each amendment or supplement thereto and, in the case of the Proxy Statement, (i) at the time of the mailing of the Proxy Statement or any amendments or supplements thereto and (ii) at the time of the Shareholders’ Meeting, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information that is contained or incorporated by reference in the Proxy Statement or the Schedule 13E-3 other than with respect to Parent or Merger Sub as set forth in this Section 6.2(h).

(i) Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors. As of the Effective Time and immediately after giving effect to all of the transactions contemplated hereby, including the Debt Financing (and any Alternate Financing, if applicable) and the payment of the aggregate Per Share Merger Consideration, the aggregate Per ADS Merger Consideration, the aggregate amount of consideration payable in respect of Dissenters Shares in accordance with Section 5.2 (f), the payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, and payment of all related fees and expenses, assuming (i) satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth herein, or the waiver of such conditions, and (ii) the accuracy of the representations and warranties of the Company set forth in Section 6.1 (for such purposes, the representations and warranties that are qualified as to materiality or “Material Adverse Effect” shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects), the Surviving Corporation will be solvent, as such term is used under the Laws of the Cayman Islands.

(j) Ownership of Securities. None of Parent, Merger Sub, Mr. Gao, Ms. Rong Yu or Ms. Yin Huang beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of the Company or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company except for the Rollover Shares.

(k) Limited Guaranty. Concurrently with the execution of the Agreement, the Guarantor has delivered to the Company a duly executed Limited Guaranty. The Limited Guaranty is in full force and effect and is a legal, valid and binding obligation of the Guarantor, subject to the Bankruptcy and Equity Exception, and no event has occurred, which with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under its Limited Guaranty.

(l) Voting and Subscription Agreement. Concurrently with the execution and delivery of this Agreement, Parent has delivered to the Company a true, complete and correct copy of a voting and subscription agreement (the “Voting and Subscription Agreement”), to be executed concurrently herewith by Parent and certain other shareholders of the Company listed on Schedule A thereto, pursuant to which such parties have agreed, among other things, to (i) have the Rollover Shares cancelled for nil consideration in connection with the Merger, (ii) subscribe for newly issued shares of Parent for cash in par prior to the consummation of the Merger and (iii) vote all Shares owned by them at the time of the Shareholders’ Meeting in favor of the Merger. The Voting and Subscription Agreement shall be in full force and effect as of the date of this Agreement and is and shall remain a legal, valid and binding obligation of Parent and the other parties thereto for so long as it is in full force and effect. The Voting and Subscription Agreement has not been nor will it be amended or modified.

(m) Certain Actions. As of the date hereof, other than the Limited Guaranty and the Voting and Subscription Agreement, there are no Contracts or other agreements, arrangements or understandings (whether oral or written) (i) between Parent, Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management, directors or shareholders, on the other hand, that relate in any way to the Company or the transactions contemplated hereby (ii) or pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per Share ADS Consideration or pursuant to which any shareholder of the Company has agreed to vote to approve the Merger or has agreed to vote against any Superior Proposal.

(n) Buyer Contracts. Other than the Limited Guaranty, the Voting and Subscription Agreement, the Debt Commitment Letter and the definitive agreements with respect to the Debt Financing, there are no side letters or other oral or written Contracts relating to the transactions contemplated by this Agreement between Mr. Gao and Lender or any of their respective Affiliates (excluding the Company and its Subsidiaries) (the “Buyer Group Parties”).

(o) Independent Investigation. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that it, its Affiliates and their respective Representatives have been provided reasonable access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations and warranties of the Company set forth in Article VI).

(p) Non-Reliance on Company Estimates. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto; provided that, nothing contain in this Section 6.2(p) shall be deemed to limit the representations and warranties of the Company set forth in Article VI.

(q) No Additional Representations. Except for the representations and warranties made by Parent and Merger Sub in this Section 6.2, neither Parent nor Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, or any information provided to the Company or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing. Neither the Parent nor Merger Sub nor any other Person will have or be subject to any liability or indemnity obligations to Company or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Company or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in Article VI.

ARTICLE VII

COVENANTS

7.1 Conduct of Business Pending the Merger.

(a) Operation of the Company’s Business. Except (i) as required by applicable Law, (ii) as set forth in Section 7.1(a) of the Company Disclosure Schedule, (iii) as expressly contemplated by this Agreement or (iv) with the prior written consent of Parent or Merger Sub, the Company covenants and agrees as to itself and its Subsidiaries that, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article IX, the business of it and its Subsidiaries shall be conducted only in the ordinary course and, to the extent consistent therewith, the Company and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations substantially intact and maintain its existing relations and goodwill with Governmental Entities, key customers, suppliers, distributors, employees and other Persons with whom the Company has material business relationships. Without limiting the generality of, and in furtherance of, the foregoing, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article IX, except (A) as otherwise expressly required or permitted by this Agreement or as required by Law; (B) as set forth in Section 7.1(a) of the Company Disclosure Schedule, or (C) as Parent may approve in advance in writing (which approval shall not be unreasonably withheld, conditioned or delayed), the Company will not and will not permit its Subsidiaries (except where specifically described otherwise) to:

(i) adopt or propose any change in the memorandum and articles of association or other applicable governing instruments of the Company or its Subsidiaries (other than Subsidiaries incorporated in the PRC except for Shenzhen GrenTech Company Limited);

(ii) effect any scheme of arrangement, merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions among Wholly Owned Subsidiaries of the Company that are not obligors or guarantors of third party indebtedness, or other than in the ordinary course, restructure, reorganize or completely or partially liquidate or otherwise enter into any Contracts imposing changes or restrictions on its assets, operations or businesses that are material to the Company and the Subsidiaries taken as a whole;

(iii) acquire, directly or indirectly, whether by purchase, merger, consolidation, scheme of arrangement or acquisition of stock or assets or otherwise, any assets, securities, properties, interests, or businesses or make any investment (whether by purchase of stock or securities, contributions to capital, loans to, or property transfers), in each case, other than (A) in the ordinary course of business, (it being understood and agreed that the acquisition of all or substantially all of the assets or outstanding shares or other equity securities of any Person is not in the ordinary course of business), or (B) if not in the ordinary course of business, with a value or purchase price (including the value of assumed liabilities) not in excess of US$5,000,000 in any transaction or related series of transactions or acquisitions;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, or redeem, purchase or otherwise acquire, any share capital of the Company or any of its Subsidiaries, or securities convertible or exchangeable into or exercisable for any share capital, or any options, warrants or other rights of any kind to acquire any share capital or such convertible or exchangeable securities, other than in connection with (A) the issuance of Company securities as required to comply with any Company Benefit Plan or employment agreement as in effect on the date hereof, or (B) pursuant to Contracts in effect as of the date hereof;

(v) create or incur (A) any lien or other security interest on any Company IP owned or exclusively licensed or that is material and non-exclusively licensed by the Company or any of its Subsidiaries outside the ordinary course of business or (B) any Lien on any other assets of the Company or any of its Subsidiaries which assets have a value in excess of US$5,000,000, in each case, other than Permitted Liens;

(vi) make any loans, advances, guarantees or capital contributions to or investments in any Person (other than the Company or any direct or indirect Wholly Owned Subsidiary of the Company) except pursuant to Contracts in effect as of the date hereof which have identified in Section 6.1(k) of the Company Disclosure Schedule;

(vii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its share capital (except for dividends paid by any Subsidiary to the Company or to any other Subsidiary and periodic dividends and other periodic distributions by Non-Wholly-Owned Subsidiaries in the ordinary course consistent with past practices), or enter into any Contract with respect to the voting of its share capital;

(viii) reclassify, split, combine, subdivide, directly or indirectly, any of its share capital or securities convertible or exchangeable into or exercisable for any of its share capital;

(ix) incur, alter, amend or modify, any indebtedness for borrowed money or guarantee such indebtedness of another Person, or permit any Subsidiary of the Company to guarantee any indebtedness of the Company, other than the incurrence or guarantee of indebtedness in the ordinary course of business not to exceed US$5,000,000 in the aggregate, including any borrowings under the existing credit facilities of the Company and its Subsidiaries to fund working capital needs, and such other actions taken in the ordinary course of business consistent with past practice;

(x) issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries;

(xi) make or authorize any capital expenditure in excess of US$50,000,000, other than expenditures necessary to maintain existing assets in good repair, consistent with past practice;

(xii) make any material changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in applicable generally accepted accounting principles or Law;

(xiii) settle any Action before a Governmental Entity by or against the Company or any of its Subsidiaries or relating to any of their business, properties or assets, other than settlements (A) entered into in the ordinary course of business consistent with past practice, (B) requiring of the Company and its Subsidiaries only the payment of monetary damages not exceeding US$5,000,000 and (C) not involving the admission of any wrongdoing by the Company or any of its Subsidiaries;

(xiv) engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(xv) create any new Subsidiaries;

(xvi) enter into, amend or modify, in any material respect, or terminate, or waive any material rights under, any Material Contract (or Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof) that is, individually or aggregate, reasonably likely to result in a Material Adverse Effect;

(xvii) make or change any material Tax election, materially amend any Tax Return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting;

(xviii) (A) with regard to material Intellectual Property owned or licensed by the Company or any of its Subsidiaries, transfer, sell, license, mortgage, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material Intellectual Property, other than licenses or other Contracts granted in the ordinary course of business, or cancellation, abandonment, allowing to lapse or expire such Intellectual Property that is no longer used or useful in any of the Company’s or its Subsidiaries’ respective businesses or pursuant to Contracts in effect prior to the date hereof; and (B) with regard to other assets, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, licenses, operations, rights, product lines, businesses or interests therein of the Company or its Subsidiaries, including capital stock of any of its Subsidiaries, except in connection with services provided in the ordinary course of business, sales of products in the ordinary course of business and sales of obsolete assets and except for sales, leases, licenses or other dispositions of assets with a fair market value not in excess of US$2,000,000 in the aggregate, other than pursuant to Contracts in effect as of the date hereof;

(xix) except as required pursuant to existing written plans or Contracts in effect as of the date hereof or as set forth in Section 6.1(i) of the Company Disclosure Schedule or as otherwise required by applicable Law or carried out in the ordinary course of business consistent with past practice, (A) enter into any new employment or compensatory agreements (including the renewal of any consulting agreement) with any employee, consultant or director of the Company or any of its Subsidiaries, (B) grant or provide any severance or termination payments or benefits to any director, officer or employee of the Company or any of its Subsidiaries, (C) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any director, officer or employee of the Company or any of its Subsidiaries, in each case, (D) establish, adopt, amend or terminate any Company Benefit Plan (except as required by Law) or amend the terms of any outstanding equity-based awards, (E) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, to the extent not already required in any such Company Benefit Plan, (F) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (G) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries; or

(xx) agree, authorize or commit to do any of the foregoing.

(b) Operation of Parent’s and Merger Sub’s Business. Each of Parent and Merger Sub agrees that, from the date hereof to the Effective Time, it shall not: (i) take any action or fail to take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (ii) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

(c) No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries respective operations.

7.2 Acquisition Proposals.

(a) No Solicitation or Negotiation. Except as set forth in this Section 7.2, the Company agrees that from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, neither it nor any of its Subsidiaries nor any of the officers and directors of it or any of its Subsidiaries shall, and that it shall instruct and cause its and its Subsidiaries’ respective affiliates, officers, directors, employees, agents, consultants, investment bankers, lenders, attorneys, accountants and other advisors or representatives (collectively “Representatives”) not to, directly or indirectly:

(i) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal; or

(ii) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

(b) Notwithstanding anything in the foregoing to the contrary, prior to the time that, but not after, the Requisite Company Vote is obtained, if the Company has otherwise complied in all respects with this Section 7.2, (1) following receipt by the Company of an Acquisition Proposal from any Person, the Company and its Representatives may contact such Person solely in order to (A) clarify and understand the terms and conditions of any Acquisition Proposal made by such Person so as to determine whether such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal and (B) notify such Person of the provisions of this Agreement; and (2) the Company may (A) provide information in response to a request therefor by a Person (other than any Affiliate of the Company) who has made an unsolicited written Acquisition Proposal that the Company’s board of directors believes in good faith to be bona fide if the Company receives from the Person so requesting such information an executed confidentiality agreement on terms satisfactory to the Company; and promptly discloses (and, if applicable, provides copies of) any such information to Parent and Merger Sub to the extent not previously provided to Parent and Merger Sub; (B) engage or participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Acquisition Proposal of the type described in clause (2)(A) above; or (C) after having complied with Section 7.2(c), approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal; provided, however, that (x) in each such case referred to in clause (2)(A) or (2)(B) above, the board of directors of the Company has determined in good faith based on the information then available (and after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal; and (y) in the case referred to in clause (2)(C) above, the board of directors of the Company determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal is a Superior Proposal.

(c) No Change of Recommendation or Alternative Acquisition Agreement. The board of directors of the Company and the Independent Committee shall not:

(i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub the Company Recommendation with respect to the Merger; or

(ii) except as expressly permitted by, and after compliance with, Section 9.3(a), cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to in Section 7.2(b) entered into in compliance with Section 7.2(b)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Requisite Company Vote is obtained, the board of directors of the Company, based on the unanimous recommendation of the Independent Committee, may (x) withhold, withdraw, qualify or modify the Company Recommendation or (y) approve, recommend or otherwise declare advisable any Superior Proposal not solicited, entered into or agreed to in breach of this Section 7.2 and made after the date of this Agreement and/or authorize the Company to terminate this Agreement pursuant to Section 9.1(d)(ii) in order to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, in the case of both (x) and (y), if the board of directors of the Company (acting through the Independent Committee) determines in good faith, after consultation with outside legal counsel, that failure to do so could be inconsistent with its fiduciary obligations under applicable Laws (a “Change of Recommendation”); provided, however, that prior to making any Change of Recommendation, (i) the Company and the Independent Committee have given the Parent and Merger Sub at least five business days written notice advising that the Company (acting through the Independent Committee) (the “Notice of Superior Proposal”) currently intends to take such action and the basis therefor, including all required information under Section 7.2(f) and (ii) during the five business day period following Parent’s and Merger Sub’s receipt of the Notice of Superior Proposal, the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal, and following the end of the five business day period, the Company shall have determined in good faith, taking into account any changes to this Agreement proposed in writing by Parent and Merger Sub in response to the Notice of Superior Proposal or otherwise, that the Acquisition Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 7.2 and shall require a new Notice of Superior Proposal to the Parent and Merger Sub as contemplated by Section 7.2(f); and the Company shall be required to comply with the requirements of this paragraph fully with respect to such amended Acquisition Proposal.

(d) Certain Permitted Disclosure. Nothing contained in this Section 7.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under United States federal or state Law, or other applicable Laws, with regard to an Acquisition Proposal; provided, however, that if such disclosure includes a Change of Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change of Recommendation and Parent and Merger Sub shall have the right to terminate this Agreement as set forth in Section 9.3 (it being understood that a statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act shall not be deemed a Change of Company Recommendation or be deemed to have the substantive effect of withdrawing or adversely modifying the Company Recommendation.

(e) Existing Discussions. The Company agrees that it will: (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal; (ii) take the necessary steps to promptly inform the individuals or entities referred to in the first sentence of this Section 7.2(e) of the obligations undertaken in this Section 7.2; and (iii) promptly request each Person that has executed a confidentiality agreement in connection with such Person’s consideration of acquiring the Company or any of its Subsidiaries to return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries.

(f) Notice. The Company agrees that it will use reasonable best efforts to promptly (and, in any event, within 48 hours) notify Parent and Merger Sub if any proposals or offers with respect to an Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiation are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the name of such Person, the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and whether the Company has any intention to provide confidential information to such Person, and thereafter shall use reasonable best efforts to keep Parent and Merger Sub informed, on a reasonably current basis (and in any event within 48 hours of the occurrence of any material changes, developments, discussions or negotiations) of the status and terms of any such Acquisition Proposal, indication, inquiry or request and of any material changes in the status and terms of any such Acquisition Proposal, indication, inquiry or request (including the material terms and conditions thereof). Without limiting the foregoing, the Company shall promptly (and in any event within 48 hours) notify Parent and Merger Sub orally and in writing if it determines to initiate actions concerning an Acquisition Proposal as permitted by this Section 7.2. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date hereof that prohibits the Company from providing such information to Parent or Merger Sub.

7.3 Preparation of the Proxy Statement and Schedule 13E-3.

(a) As soon as reasonably practicable following the date hereof, the Company, with the assistance and cooperation of Parent and Merger Sub, shall prepare the Proxy Statement and cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as reasonably practicable after having cleared the SEC comments on the Schedule 13E-3. Each of Parent, Merger Sub and the Company shall furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement. No filing of or amendment or supplement to, the Proxy Statement will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time, any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates, directors or officers, should be discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be disseminated to the shareholders of the Company to the extent required by Law.

(b) Parent, Merger Sub, their Affiliates and the Company shall prepare and file with the SEC the Schedule 13E-3. Parent, Merger Sub and the Company shall cause the Schedule 13E-3 to comply with the rules and regulations promulgated by the SEC and respond promptly to any comments of the SEC or its staff regarding the Schedule 13E-3. Each party agrees to provide the other parties and their respective counsels with copies of any written comments that such party or its counsel may receive from the staff of the SEC regarding the Schedule 13E-3 promptly after receipt thereof. Each of Parent, Merger Sub and the Company shall furnish all information concerning itself and its Affiliates that is required to be included in the Schedule 13E-3. Each of Parent, Merger Sub, the Company, and their respective counsels shall be given a reasonable opportunity to review and comment on the Schedule 13E-3 and each supplement, amendment or response to comments with respect thereto prior to filing with the SEC. Parent and Merger Sub shall provide reasonable assistance and cooperation to the Company in the preparation of the Proxy Statement, the Schedule 13E-3 and the resolution of comments from the SEC.

7.4 Shareholders’ Meeting.

(a) Subject to Section 7.2 and Article IX, the Company will take, in accordance with applicable Law and its memorandum and articles of association, all actions necessary to convene an extraordinary general meeting (the “Shareholders’ Meeting”) as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement to consider and vote upon the approval of this Agreement and the Merger; provided, however, for the avoidance of doubt, the Company may postpone or adjourn the Shareholders’ Meeting (i) with the consent of Parent; (ii) if at the time the Shareholders’ Meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Shareholders’ Meeting; or (iii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the board of directors of the Company has determined in good faith after consultation with outside counsel is necessary or advisable under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders’ Meeting. Subject to Section 7.2, the board of directors of the Company shall recommend such approval and shall take all lawful actions to solicit such approval of this Agreement. In the event that subsequent to the date hereof, the board of directors of the Company makes a Change of Recommendation, the Company shall have the right not to submit this Agreement to the holders of the Shares for approval at the Shareholders’ Meeting.

(b) Parent and Merger Sub shall, when the Shareholders’ Meeting or any other meeting of the shareholders of the Company to seek the Requisite Company Vote in favor of the Merger is held, cause holders of the Rollover Shares to (i) appear at such meeting or otherwise cause all of the Rollover Shares to be counted as present thereat for the purpose of establishing a quorum, and (ii) vote (or consent) or cause to be voted (or validly execute and return and cause such consent to be granted with respect to) all of the Rollover Shares in favor of the adoption of this Agreement and the approval of the Merger and any other matters necessary for the consummation of the Merger.

7.5 Filings; Other Actions; Notification.

(a) Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company, Parent and Merger Sub and their respective Representatives shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing, executing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement.

(b) Information. Subject to the right of the Company to withhold such portions of documents or information to the extent relating to pricing or other matters that are highly sensitive if the exchange of such information (or portions thereof) were to occur (provided, however, that the foregoing limitation shall not be applicable to any information required to be described or disclosed in the Schedule 13E-3), the Company, Parent and Merger Sub each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

(c) Status. Subject to applicable Laws and as required by any Governmental Entity, the Company, on the one hand, Parent and Merger Sub, on the other hand, shall keep each other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent, Merger Sub or the Company, as the case may be, or any of its Subsidiaries, from any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. The Company shall give reasonable prompt notice to Parent and Merger Sub of any change, fact or condition that is reasonably likely to result in a Material Adverse Effect or of any failure of any condition to Parent’s and Merger Sub’s respective obligations to effect the Merger. Parent and Merger Sub shall give prompt notice to the Company of any change, fact or condition that is reasonably expected to prevent or materially impair the consummation of the transactions contemplated by this Agreement or of any failure of any condition to the Company’s obligations to effect the Merger.

7.6 Access and Reports. Subject to applicable Law, upon reasonable advance notice from Parent, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives reasonable access (so long as such access does not unreasonably interfere with the operations of the Company or its Subsidiaries), during normal business hours throughout the period prior to the earlier of the Effective Time or the termination of this Agreement in accordance with Article IX, to its employees, properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish as promptly as reasonably practicable to Parent and their authorized Representatives all information concerning its business, properties and personnel as may reasonably be requested. Notwithstanding the foregoing, none of Parent, Merger Sub or their Representatives shall have access to any books, records, documents or other information (i) to the extent that such books, records, documents or other information is subject to the terms of a confidentiality agreement with a third party (provided, however, that at the request of Parent, the Company shall use its reasonable best efforts to obtain waivers from such third parties), (ii) to the extent that the disclosure of such books, records, documents or other information would result in the loss of attorney-client privilege, (iii) to the extent the disclosure of such books, records, documents or other information is prohibited by applicable Law, (iv) to the extent disclosure of such books, records, documents or other information, as reasonably determined by the Company’s counsel, would be reasonably likely to result in antitrust difficulties for the Company (or any of its Affiliates), or (v) to the extent the Company determines in good faith that such books, records, documents or other information involves trade secrets of the Company or its Subsidiaries. All information obtained by the parties pursuant to this Section 7.6 shall be kept confidential.

7.7 Stock Exchange Delisting. Parent shall use reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable Laws and rules and policies of The NASDAQ Global Select Market (the “NASDAQ”) to cause the delisting of the Shares and the ADSs from the NASDAQ and the deregistration of the Company under the Exchange Act as promptly as practicable after the Effective Time.

7.8 Publicity. The initial press release regarding the execution of this Agreement shall be a joint press release, mutually agreed upon by the Company and Parent. After the initial press release, so long as this Agreement is in effect, subject to the provisions of Section 7.2, the Company and Parent shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity.

7.9 Financing.

(a) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter, and shall not permit any amendment or modification to be made to, or any waiver of any provision under, the Debt Commitment Letter if such amendment, modification or waiver (i) reduces (or could have the effect of reducing) the aggregate amount of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount unless (x) the Debt Financing is increased by a corresponding amount or additional Debt Financing is otherwise made available to fund such fees or original issue discount any (y) after giving effect to any of the transactions referred to in clause (x) above, the representation and warranty set forth in Section 6.2(i) shall be true and correct as of the time of such transaction), or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Debt Financing, or otherwise expands, amends or modifies any other provisions of the Debt Commitment Letter in a manner that would reasonably be expected to (x) delay or prevent or make less likely the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) on the Closing Date or (y) adversely impact the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against other parties to the Debt Commitment Letter, in each of clauses (x) and (y) in any material respect. Parent shall promptly deliver to the Company copies of any such amendment, modification or replacement.

(b) Each of Parent and Merger Sub shall use its reasonable best efforts (i) to maintain in effect the Debt Commitment Letter, (ii) to negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and conditions (including the flex provisions) contained in the Debt Commitment Letter (or on terms no less favorable to Parent or Merger Sub than the terms and conditions (including flex provisions) in the Debt Commitment Letter), the terms and conditions of which shall not expand the conditions to the closing of the Debt Financing contained in the Debt Commitment Letter, (iii) to satisfy, or cause its Representatives to satisfy, on a timely basis all conditions to funding in the Debt Commitment Letter and such definitive agreements thereto and to consummate the Debt Financing at or prior to the Closing, including using its reasonable best efforts (including through litigation pursued in good faith) to cause the Lenders to fund the Debt Financing at the Closing, (iv) to enforce its rights (including through litigation pursued in good faith) under the Debt Commitment Letter and (v) to comply with its obligations under the Debt Commitment Letter. Parent shall keep the Company informed on a current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and provide to the Company copies of the material definitive agreements for the Debt Financing. Without limiting the generality of the foregoing, Parent shall give the Company prompt notice of (1) any breach or default by any party under the Debt Commitment Letter or definitive agreements related to the Debt Financing of which Parent or Merger Sub becomes aware, (2) any notices or communications from the Lender with respect to any (A) actual or potential breach, default, termination or repudiation by any party to the Debt Commitment Letter or definitive agreements related to the Debt Financing of any provisions thereof or (B) material dispute or disagreement between or among any parties to Debt Commitment Letter or definitive agreements related to the Debt Financing with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at Closing or (3) if at any time for any reason Parent or Merger Sub believes in good faith that it will not be able to obtain all or any portion of the Debt Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Debt Commitment Letter or definitive agreements related to the Debt Financing. In the event that any portion of the Debt Financing becomes unavailable in the manner or from the sources contemplated in the Debt Commitment Letter despite Parent’s reasonable best efforts to obtain the Debt Financing, (i) Parent shall promptly notify the Company and (ii) Parent and Merger Sub shall use their respective reasonable best efforts to arrange to obtain any such portion of the Debt Financing from alternative sources, on terms and conditions that are not materially less favorable to Parent, as promptly as practicable following the occurrence of such event (and in any event no later than ten business days prior to the Termination Date), in an amount sufficient to consummate the Merger and the other transactions contemplated by this Agreement (the “Alternate Financing”), including entering into definitive agreements with respect thereto (the “New Financing Documents”). In the event any New Financing Document is entered into, (A) any reference in this Agreement to the “Debt Financing” shall meant the debt financing contemplated by the Debt Commitment Letter as modified pursuant to clause (B) below, (B) any reference in this Agreement to “Debt Commitment Letter” shall be deemed to include the Debt Commitment Letter that is not superseded by a New Financing Document at the time in question and the New Financing Document to the extent then in effect and (C) any reference in this Agreement to a “Redacted Fee Letter” shall be deemed to include any fee letter relating to the Debt Commitment Letter that is not superseded by a New Financing Document at the time in question and the New Financing Document to the extent then in effect. Parent shall deliver to the Company true and complete copies of all Contracts or other arrangements (including Redacted Fee Letters) pursuant to which any such alternative source shall have committed to provide any portion of the Debt Financing. Parent and Merger Sub acknowledge and agree that the obtaining of the Debt Financing, or any Alternate Financing, is not a condition to Closing.

(c) Prior to the Closing Date, the Company shall use its reasonable best efforts to, and shall cause each of its Subsidiaries to use its reasonable best efforts to, cooperate, in each case at Parent’s sole expense, in connection with the arrangement of the Debt Financing as may be reasonably requested by the Lender or any alternative sources arranged by Parent in compliance with Section 7.9(b) (provided, however, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries). Such cooperation by the Company and its Subsidiaries shall include, at the request of the Lender or any alternative sources arranged by Parent in compliance with Section 7.9(b), (i) delivering such officer’s and other certificates (and related documents thereto) as reasonably required by the Lender or any alternative sources arranged by Parent in compliance with Section 7.9(a) and as are, in the good faith determination of the persons executing such certificates, accurate, (ii) entering into such agreements and arrangements as reasonably required the Lender or any alternative sources arranged by Parent in compliance with Section 7.9(b) and on terms reasonably satisfactory to Parent, including agreements to pledge, guarantee, grant security interests in, and otherwise grant liens on, the Company’s or its Wholly Owned Subsidiaries’ assets; provided, however, that no obligation of the Company or its Wholly Owned Subsidiaries under any such agreement, pledge, guarantee or grant contemplated by this clause (ii) shall be effective until the Effective Time, (iii) using its reasonable efforts to cause its independent registered public accountants to deliver such comfort letters as reasonably required by the Lender or any alternative sources arranged by Parent in compliance with Section 7.9(b), (iv) providing Parent and its Debt Financing sources as promptly as practicable with financial and other pertinent information with respect to the Company and its Subsidiaries as reasonably required by Parent, the Lender, or any alternative sources arranged by Parent in compliance with Section 7.9(b), (v) making the Company’s executive officers and other relevant employees reasonably available to assist the Lender providing the Debt Financing, and (vi) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Parent to permit consummation of the Debt Financing and the direct borrowing or incurrence of all proceeds of the Debt Financing by the Surviving Corporation immediately following the Effective Time.

(d) Parent shall promptly, upon the termination of this Agreement, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 7.9 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities or losses suffered or incurred by any of them in connection with the arrangement of the Debt Financing and any information used in connection therewith (except with respect to any information provided by or on behalf of the Company or any of its Subsidiaries), except in the event such liabilities or losses arose out of or result from the willful misconduct of the Company, its Subsidiaries or any of their respective Representatives. Parent and Merger Sub acknowledge and agree that the Company and its Subsidiaries and their respective Representatives shall not, prior to the Effective Time, incur any liability to any person under any financing that Parent and Merger Sub may raise in connection with the transactions contemplated by this Agreement.

7.10 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense except as otherwise provided in this Agreement.

7.11 Indemnification; Directors’ and Officers’ Insurance.

(a) The indemnification, advancement and exculpation provisions of certain indemnification agreements by and among the Company and its directors and certain executive officers, as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors, officers or employees of the Company or any of its Subsidiaries (the “Indemnified Parties”). The Memorandum and Articles of Association will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors, officers or employees of the Company as those contained in the memorandum and articles of association of the Company as in effect on the date hereof, except to the extent prohibited by the Cayman Companies Law or any other applicable Law, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by Law.

(b) From and after the Effective Time, the Surviving Corporation shall comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (A) the fact that an Indemnified Party is or was a director, officer or employee of the Company or such Subsidiary, or (B) any acts or omissions occurring or alleged to occur prior to or at the Effective Time to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and to the fullest extent permitted by the Cayman Companies Law or any other applicable Law, including (x) the approval of this Agreement, the Merger or the other transactions contemplated by this Agreement or arising out of or pertaining to the transactions contemplated by this Agreement and (y) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party; provided, however, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such Indemnified Parties against any and all Damages arising out of acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

(c) The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain the Company’s and its Subsidiaries’ existing directors’ and officers’ liability insurance (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby) covering each Indemnified Parties by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof for a period of six years after the Effective Time; provided, however, that, subject to the immediately succeeding sentence, in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company for such insurance. In addition, the Company may purchase a six year “tail” prepaid policy prior to the Effective Time on terms and conditions providing substantially equivalent benefits to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Closing, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations under this Section 7.11(c) shall terminate.

(d) If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then the obligations of Parent or the Surviving Corporation, as the case may be, that are set forth under this Section 7.11 shall survive, and to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.11.

(e) The provisions of this Section 7.11 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 7.11.

(f) The agreements and covenants contained in this Section 7.11 shall not be deemed to be exclusive of any other rights to which any such Indemnified Parties is entitled, whether pursuant to Law, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 7.11 is not prior to or in substitution for any such claims under any such policies.

7.12 Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and its board of directors, grant all necessary approvals) so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to lawfully eliminate or minimize the effects of such statute, regulation or provision in the Company’s memorandum and articles of association on the Merger and the other transactions contemplated by this Agreement.

7.13 Resignations. To the extent requested by Parent in writing at least three business days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company and the Subsidiaries designated by Parent.

7.14 Participation in Litigation. Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any actions, suits, claims or proceedings commenced or, to the Company’s Knowledge on the one hand and Parent’s Knowledge on the other hand, threatened against such party which relate to this Agreement and the transactions contemplated hereby. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated hereby, and no such litigation shall be settled without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

7.15 Obligations of Merger Sub. Parent shall take all action necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments or incur or guarantee any indebtedness, in each case other than as specifically contemplated by this Agreement.

7.16 No Amendment to Buyer Contracts. Parent and Merger Sub shall not, and shall cause the Buyer Group Parties not to, enter into any Contract relating to the transactions contemplated by this Agreement.

7.17 Management. In no event shall Parent or Merger Sub or any of their respective Affiliates, enter into or seek to enter into any arrangements that are effective prior to the Closing with any member of the Company’s management or any other Company employee that contain any terms that prohibit or restrict such member of management or such employee from discussing, negotiating or entering into any arrangements with any third party in connection with a transaction relating to the Company or any of its Subsidiaries.

7.18 Actions Taken at Direction of CEO. Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation, Article VII hereof, if the alleged breach is the proximate result of action or inaction taken by the Company at the direction of any officer or director of Parent without the approval or direction of the board of directors of the Company (acting with the concurrence of the Independent Committee) or the Independent Committee.

ARTICLE VIII

CONDITIONS PRECEDENT

8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing Date of each of the following conditions:

(a) Shareholder Approvals. This Agreement and the transactions contemplated hereby, including the Merger, shall have been duly adopted by holders of Shares constituting the Requisite Company Vote at the Shareholders’ Meeting in accordance with applicable Law and the memorandum and articles of association of the Company.

(b) No Injunction. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect which restrains, enjoins or otherwise prohibits the consummation of the Merger (collectively, an “Injunction”).

8.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. (i) Subject to the initial clause of Section 6.1, the representations and warranties of the Company set forth in this Agreement (without giving effect to any “materiality” or “Material Adverse Effect” qualifications therein) shall be true and correct as of the date hereof and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure to be true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and (ii) Parent shall have received at the Closing a certificate signed on behalf of the Company by an executive officer of the Company to the effect that such officer has read this Section 8.2(a) and the conditions set forth in this Section 8.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) No Material Adverse Effect. Since the date hereof, there shall not have been any effect, change, event or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Dissenting Shareholders. The holders of no more than 10% of the Shares shall have validly served a notice of dissent under Section 238(5) of the Cayman Companies Law.

8.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any qualifications as to “materiality” or “Material Adverse Effect” set forth therein) as of the date hereof and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure to be so true and correct does not, and would not reasonably be expected to, individually or in the aggregate, (i) prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger or (ii) result in a Material Adverse Effect. The Company shall have received at the Closing certificates signed on behalf of Parent and Merger Sub by, respectively, a designated director of Parent and a designated director of Merger Sub to the effect that such Person has read this Section 8.3(a) and the conditions set forth in this Section 8.3(a) have been satisfied.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received certificates signed on behalf of Parent and Merger Sub signed by, respectively, a designated director of Parent and a designated director of Merger Sub to such effect.

ARTICLE IX

TERMINATION

9.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Requisite Company Vote (except as otherwise expressly noted):

(a) by the mutual written consent of the Company and Parent duly authorized by each of their respective boards of directors (in the case of the Company, acting upon the recommendation of the Independent Committee); or

(b) by either of the Company or Parent:

(i) if the Merger shall not have been consummated on or before the date falling six months from the date of this Agreement (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to a party if the failure of the Merger to have been consummated on or before the Termination Date was primarily due to the breach or failure of such party to perform in any material respect of any of its obligations under this Agreement;

(ii) if any Injunction having the effect set forth in Section 8.1(b) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Injunction was primarily due to the breach or failure of such party to perform in any material respect of any of its obligations under this Agreement;

(iii) if the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof; or

(c) by Parent,

(i) (A) if the representations and warranties of the Company shall not be true and correct or the Company shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement (except the covenants and agreements in Section 7.2), which failure to be true and correct, breach or failure to perform (1) would give rise to the failure of a condition set forth in Section 8.2 and (2) cannot be cured by the Company by the Termination Date, or if capable of being cured, shall not have been cured within 30 business days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 9.1(c)(i) and the basis for such termination (or, if earlier, the Termination Date); or (B) the Company shall have breached in any material respect its obligations under Section 7.2, which breach (i) would give rise to the failure of a condition set forth in Section 8.2 and (ii) cannot be cured by the Company by the Termination Date or if capable of being cured, shall not have been cured (x) within 10 business days following receipt of written notice from the Parent of such breach or (y) any shorter period of time that remains between the date the Parent provides written notice of such breach and the Termination Date; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(i) if either Parent or Merger Sub is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 8.3 not being satisfied; or

(ii) if: (A) the board of directors of the Company shall have made a Change of Recommendation in a manner adverse to Parent, (B) the Company approves or recommends any Acquisition Proposal other than the Merger, or (C) the Company or the board of directors of the Company, acting upon the recommendation of the Independent Committee, publicly announces its intention to do any of the foregoing or (D) the Company fails to hold the Shareholders Meeting within ten business days prior to the Termination Date due to a willful or intentional breach by the Company of Section 7.4; provided that the right to terminate this Agreement under this Section 9.1(c)(ii)(D) shall not be available if Parent or Merger Sub has breached in any material respect its obligations under this Agreement in any manner that causes, directly or indirectly, the failure of the Company to hold the Shareholders’ Meeting by such date; or

(d) by the Company,

(i) if the representations and warranties of Parent or Merger Sub shall not be true and correct or Parent or Merger Sub shall have breached or failed to perform any of their covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.3 and (B) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within 30 business days following receipt by the Parent or Merger Sub of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 9.1(d) and the basis for such termination (or, if earlier, the Termination Date); provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 8.2 not being satisfied;

(ii) prior to the receipt of the Requisite Company Vote, in order to enter into an Alternative Acquisition Agreement relating to a Superior Proposal; provided that the Company has complied in all material respects with the requirements of Section 7.2; or

(iii) if (A) all of the conditions to closing contained in Section 8.1 and Section 8.2 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing), (B) Company has delivered to Parent an irrevocable commitment in writing that it is ready, willing and able to consummate the Closing, and (C) Parent and Merger Sub fail to complete the Closing within 10 business days following the date the Closing should have occurred pursuant to Section 2.2.

9.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, managers, officers, shareholders, employees, agents and Affiliates, except that (i) this Section 9.2, Section 9.3, Article X (in the case of Section 10.13, solely with respect to enforcement of the payment obligations in Section 9.3) and the Limited Guaranty shall remain in full force and effect and survive termination of this Agreement and (ii) nothing shall relieve any party from liability for fraud.

9.3 Termination Fee.

(a) In the event that:

(i) (A) a bona fide Acquisition Proposal shall have been made, proposed or communicated (and not withdrawn), after the date hereof and prior to the Shareholders’ Meeting (or prior to the termination of this Agreement if there has been no Shareholders’ Meeting), and (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 9.1(b)(i) or Section 9.1(b)(iii) and (C) within 12 months of the termination of this Agreement, any Acquisition Proposal by a third party is entered into, agreed to or consummated by the Company (in each case whether or not the Acquisition Proposal was the same Acquisition Proposal referred to in clause (A)); or

(ii) (A) this Agreement is terminated by Parent pursuant to Section 9.1(c) or (B) this Agreement is terminated by the Company pursuant to Section 9.1(d)(ii);

then the Company shall pay if and as directed by Parent or its designee a cash amount equal to US$475,000 (the “Termination Fee”) to Parent or its designee by wire transfer of same day funds. The Company shall pay the Termination Fee within three business days after such termination, in the case of a termination referred to in clause (ii), or on the earlier of the date on agreement is entered into with respect to an Acquisition Proposal or an Acquisition Proposal is consummated in the case of clause (ii); it being understood that in no event shall the Company be required to pay the applicable Termination Fee on more than one occasion. In the event that Parent or its designee shall receive full payment pursuant to this Section 9.3(a) and Section 9.3(c), together with reimbursement of any applicable expenses pursuant to Section 9.3(e), the receipt of the applicable Termination Fee, Parent Expenses and the expenses referred to Section 9.3(e) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other person in connection with this Agreement (and the termination hereof), the Debt Commitment Letter, any New Financing Documents and any definitive agreements with respect to the Debt Financing or any Alternate Financing, the transactions contemplated hereby and thereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination; provided, however, that nothing in this Section 9.3(a) shall limit the rights of Parent and Merger Sub under Section 10.13. For the avoidance of doubt, subject to Section 10.13, in the event Parent or its designee shall receive payment from the Company of the Termination Fee, Parent Expenses and the expenses referred to in Section 9.3(e), the receipt of such Termination Fee, Parent Expenses and expenses shall be the sole and exclusive remedy of the Parent Related Parties against the Company Related Parties for any loss or damage suffered or incurred arising out of or in connection with this Agreement, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation arising out of or in connection with this Agreement, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination. Each of Parent and Merger Sub acknowledges and agrees that it has no right of recovery against, and in no event shall any of the Parent Related Parties seek to recover any damages from or make any claim against, any Company Related Party (other than its rights against the Company under this Agreement).

(b) In the event that the Company shall terminate this Agreement pursuant to Section 9.1(d)(i) or Section 9.1(d)(iii), then Parent shall pay, or cause to be paid, to the Company a cash amount equal to US$950,000 (the “Parent Termination Fee”) by wire transfer of same day funds, within three business days after such termination. In the event that the Company shall receive full payment pursuant to this Section 9.3(b) and Section 9.3(d), together with reimbursement of any applicable expenses pursuant to Section 9.3(e), the receipt of the Parent Termination Fee and such expenses shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company or any other Person in connection with this Agreement, the Debt Commitment Letter, any New Financing Documents and any definitive agreements with respect to the Debt Financing or any Alternate Financing, the transactions contemplated hereby and thereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, and neither the Company nor any other Person shall be entitled to bring or maintain any claim, action or proceeding against Parent, Merger Sub or any of their respective former, current or future Representatives or Affiliates arising out of or in connection with this Agreement, the Debt Commitment Letter, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination; provided, however, that nothing in this Section 9.3(b) shall limit the rights of the Company under Section 10.13. For the avoidance of doubt, the right of the Company and its designees to receive payment from Parent of the Parent Termination Fee, Company Expenses and the expenses referred to in Section 9.3(e) shall be the sole and exclusive remedy of the Company Related Parties against the Parent Related Parties for any loss or damage suffered or incurred arising out of or in connection with this Agreement, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and upon payment of such amount(s), none of the Parent Related Parties shall have any further liability or obligation arising out of or in connection with this Agreement, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination. The Company acknowledges and agrees that it has no right of recovery against, and in no event shall any of the Company Related Parties seek to recover any damages from or make any claim against, any Parent Related Party (other than its rights against Parent or Merger Sub under this Agreement or against the Guarantor under the Limited Guaranty).

(c) In the event that:

(i) The Company shall terminate this Agreement pursuant to Section 9.1(d)(ii); or

(ii) Parent shall terminate this Agreement pursuant to Section 9.1(c);

then the Company shall pay Parent or its designees by wire transfer of same day funds, as promptly as possible (but in any event within three business days) following the delivery by Parent of an invoice therefor, all out-of-pocket fees and expenses incurred by Parent, Merger Sub and their respective Affiliates in connection with the transactions contemplated by this Agreement, including the Debt Financing (the “Parent Expenses”), up to a maximum amount equal to US$650,000.

(d) In the event that the Company shall terminate this Agreement pursuant to Section 9.1(d)(i) or Section 9.1(d)(iii);

then Parent shall pay the Company or its designees, as promptly as possible (but in any event within three business days) following the delivery by the Company of an invoice therefor, all out-of-pocket fees and expenses incurred by the Company and its Affiliates in connection with the transactions contemplated by this Agreement (the “Company Expenses”), up to a maximum amount equal to US$1,300,000.

(e) Each of the parties hereto acknowledge that the agreements contained in this Section 9.3 are an integral part of the Merger, and that without these agreements the other parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 9.3, and, in order to obtain the payment, Parent or the Company, as the case may be, commences an Action which results in a judgment against the other party, with respect to Parent or Merger Sub, or parties, with respect to the Company for the payment set forth in this Section 9.3, such paying party shall pay the other party or parties, as applicable, its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment is actually received.

(f) The party desiring to terminate this Agreement pursuant to Section 9.1 (other than Section 9.1(a)) shall give written notice of such termination to the other parties specifying the relevant provision(s) pursuant to which such termination is purportedly effected and including reasonable detail of the circumstances giving rise to such termination.

ARTICLE X

MISCELLANEOUS AND GENERAL

10.1 Non-Survival of Representations and Warranties and Agreements. None of the representations and warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Effective Time. None of the covenants or agreements of the parties in this Agreement shall survive the Effective Time, other than (i) the covenants and agreements contained in this Article X, the agreements of the Company, Parent and Merger Sub contained in Article V (Effect of the Merger on Issued Share Capital; Merger Consideration; Exchange of Certificates) and Section 7.11 (Indemnification; Directors’ and Officers’ Insurance), and (ii) those other covenants and agreements of the parties contained herein that by their terms apply, or contemplate performance in whole or in part, after the Effective Time, which shall survive the consummation of the Merger until fully performed.

10.2 Modification or Amendment. This Agreement may be amended with the approval of the respective boards of directors of the parties at any time (whether before or after the adoption of this Agreement by the shareholders of the Company); provided, however, that (a) in the case of the Company, the board of directors of the Company and the Independent Committee have approved such amendment in writing, and (b) after any such adoption of this Agreement by the Requisite Company Vote, no amendment shall be made which by law requires further approval of the shareholders of the Company without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

10.3 Waiver. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws and this Section. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

10.4 Counterparts; Signatures. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. This Agreement may be executed and delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, and in the event this Agreement is so executed and delivered, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

10.5 Governing Law and Venue

(a) This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands without regard to the conflicts of law principles thereof.

(b) Any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each a “Dispute”) shall be finally settled by arbitration.

(i) The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Arbitration Rules of the HKIAC then in force (the “HKIAC Rules”).

(ii) The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules.

(iii) Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.

(iv) Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s).

(v) The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered.

(vi) Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

10.6 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier:

(a) If to Parent or Merger Sub:

Talenthome Management Limited

15th Floor, Block A, Guoren Building

Keji Central 3rd Road

Hi-Tech Park, Nanshan District

Shenzhen 518057, People’s Republic of China

Attention: Mr. Yingjie Gao

Facsimile: (86 755) 2654-6999 ext. 0017

with a copy to (which copy shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

1 Jianguomenwai Avenue

Beijing 100004, PRC

Attention: Peter Huang

Facsimile: +86 10 6535 5577

e-mail: peter.huang@skadden.com

(b) If to the Company:

China GrenTech Corporation Limited

15th Floor, Block A, Guoren Building

Keji Central 3rd Road

Hi-Tech Park, Nanshan District

Shenzhen 518057, People’s Republic of China

Attention: Rong Yu, Chief Financial Officer

Facsimile: (86 755) 2654-6999 ext. 0017

with a copy to (which copy shall not constitute notice):

Ropes & Gray LLP

41st Floor, One Exchange Square

8 Connaught Place

Central, Hong Kong

Attention: Paul W. Boltz, Jr., Esq.

Facsimile: (852) 3664-6583

e-mail: paul.boltz@ropesgray.com

(c) If to the Independent Committee:

China GrenTech Corporation Limited

15th Floor, Block A, Guoren Building

Keji Central 3rd Road

Hi-Tech Park, Nanshan District

Shenzhen 518057, People’s Republic of China

Attention: Mr. Qingchang Liu

Facsimile: (86 755) 2654-6999 ext. 0017

with a copy to (which copy shall not constitute notice):

Cleary Gottlieb Steen & Hamilton LLP

Bank of China Tower, 39th Floor

One Garden Road, Hong Kong

Attention: Megan Tang

Facsimile: (852) 2160-1088

e-mail: mtang@cgsh.com

and

Conyers Dill & Pearman

2901, One Exchange Square

8 Connaught Place

Central, Hong Kong

Attention: David Lamb

Facsimile: (852) 2845-9268

e-mail: david.lamb@conyersdill.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed properly delivered, given and received (i) upon receipt when delivered by hand, (ii) one business day after being sent by courier or express delivery service or by facsimile, or (iii) three business days after being sent by first-class certified mail, return receipt requested, provided, however, that in each case the notice or other communication is sent to the address or facsimile number set forth beneath the name of such party above (or to such other address or facsimile number as such party shall have specified in a written notice given to the other parties hereto).

10.7 Entire Agreement. This Agreement (including any schedules and exhibits hereto), the Company Disclosure Schedule, the Parent Disclosure Schedule, the Limited Guaranty, the Voting and Subscription Agreement and the Debt Commitment Letter constitute the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

10.8 No Third Party Beneficiaries. Except as expressly set forth in Section 7.9(a) (Financing) and Section 7.11 (Indemnification; Directors’ and Officers’ Insurance) of this Agreement, this Agreement is not intended to, and does not, confer upon any Person other than the parties who are signatories hereto any rights or remedies hereunder. Each of Parent, Merger Sub and the Company hereby agrees that its representations, warranties and covenants in this Agreement are for the sole benefit of the other parties hereto. Persons other than the parties hereto may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date.

10.9 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance is determined by a court of competent jurisdiction to be invalid, illegal, void or unenforceable the remaining provisions hereof, shall, subject to the following sentence, remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination, that any provision or the application thereof is invalid, illegal, void or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent permitted by applicable Law.

10.10 Interpretation; Absence of Presumption.

(a) For the purposes hereof, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires; (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the schedules, exhibits and annexes hereto) and not to any particular provision of this Agreement, and Article, Section, paragraph, and clause references are to the Articles, Sections, paragraphs, and clauses to this Agreement unless otherwise specified; (iii) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation”; (iv) the word “or” shall not be exclusive; (v) references to a Person are also to its successors and permitted assigns; provisions shall apply, when appropriate, to successive events and transactions; (vi) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified; (vii) references to any agreement, instrument or statute means such agreement, instrument or statute as from time to time amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein and (viii) all terms defined herein shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

10.11 Assignment. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement shall not be assignable by any party hereto except that prior to the Effective Time, Merger Sub may assign all (but not less than all) of its rights, interests and obligations under this Agreement to another company all of the outstanding voting securities of which are owned by Parent, but no such assignment shall relieve Parent or Merger Sub of its obligations hereunder if such assignee does not perform such obligations. Any purported assignment in violation of this Agreement will be void ab initio.

10.12 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.13 Remedies. Except as otherwise provided in Section 9.3(a) and 9.3(b), notwithstanding any other provision of this Agreement, the parties hereto agree that irreparable damage would occur, damages would be difficult to determine and would be an insufficient remedy and no other adequate remedy would exist at law or in equity, in each case in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (or any party hereto threatens such a breach). It is accordingly agreed that in the event of a breach or threatened breach of this Agreement, the other parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity. Each party hereto irrevocably waives any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor by any other party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

TALENTHOME MANAGEMENT LIMITED

By:	/s/ Yingjie Gao
Name: Yingjie Gao
Title: Director

XING SHENG CORPORATION LIMITED

By:	/s/ Yingjie Gao
Name: Yingjie Gao
Title: Director

CHINA GRENTECH CORPORATION LIMITED

By:	/s/ Cuiming Shi
Name: Cuiming Shi
Title: Director

APPENDIX 1

PLAN OF MERGER

THIS PLAN OF MERGER is made on [—] 2012

BETWEEN

(1)	XING SHENG CORPORATION LIMITED, an exempted company incorporated under the laws of the Cayman Islands on December 9, 2011, with its registered office situate at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands (“Mergersub”); and

(2)	CHINA GRENTECH CORPORATION LIMITED, an exempted company incorporated under the laws of the Cayman Islands on December 3, 2003, with its registered office situate at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands (“GrenTech” or “Surviving Company” and together with Mergersub, the “Constituent Companies”).

WHEREAS

(a)	Mergersub and GrenTech have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an agreement (the “Agreement”) dated January 12, 2012 made between Talenthome Management Limited, Mergersub and GrenTech, a copy of which is attached as Annex A to this Plan of Merger and under the provisions of Part XVI of the Companies Law (2011 Revision) (the “Companies Law”).

(b)	This Plan of Merger is made in accordance with section 233 of the Companies Law.

(c)	Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

W I T N E S S E T H:

CONSTITUENT COMPANIES

1.	The Constituent Companies to the Merger are Mergersub and China GrenTech Corporation Limited.

NAME OF THE SURVIVING COMPANY

2.	The name of the Surviving Company shall be China GrenTech Corporation Limited.

REGISTERED OFFICE

3.	The Surviving Company shall have its registered office at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

4.	Immediately prior to the Effective Date the authorized share capital of Mergersub was HK$1 divided into 50,000 ordinary shares of HK$0.00002 par value per share all of which had been issued.

5.	Immediately prior to the Effective Date the authorized share capital of GrenTech was US$50,000 divided into 2,500,000,000 ordinary shares of US$0.00002 par value per share of which [—] ordinary shares had been issued and fully paid.

6.	The authorized share capital of the Surviving Company shall be HK$1 divided into 50,000 ordinary shares of HK$0.00002 par value per share.

7.	On the Effective Date and in accordance with the terms and conditions of the Agreement:

(a) Each ordinary share, par value US$0.00002 per share, of GrenTech, other than Excluded Shares shall be cancelled in exchange for the right to receive the Per Share Merger Consideration.

(b) Excluded Shares other than Dissenting Shares shall be cancelled for no consideration.

(c) Dissenting Shares shall be cancelled in exchange for a payment resulting from the procedure in section 238 of the Companies Law unless any holders of Dissenting Shares fail to exercise or withdraw their rights to dissent from the Merger in which event they shall receive the Per Share Merger Consideration.

(d) Each issued and outstanding ordinary share of Mergersub shall be converted into and continue as an ordinary share of the Surviving Company.

8.	On the Effective Date (as defined below) the shares of the Surviving Company shall:

(a) be entitled to one vote per share;

(b) be entitled to such dividends as the board of directors of the Surviving Company may from time to time declare;

(c) in the event of a winding-up or dissolution of the Surviving Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, be entitled to the surplus assets; and

(d) generally be entitled to enjoy all of the rights attaching to shares;

in each case as set out in the Articles of Association of the Surviving Company in the form attached as Annex B to this Plan of Merger.

EFFECTIVE DATE

9.	The Merger shall take effect on [SPECIFY DATE] (the “Effective Date”).

PROPERTY

10.	On the Effective Date the rights, property of every description including chose in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and be subject to, in the same manner as the Constituent Companies, all mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM AND ARTICLES OF ASSOCIATION

11.	The Memorandum of Association and Articles of Association of the Surviving Company shall be amended and restated in the form attached as Annex B to this Plan of Merger on the Effective Date.

DIRECTORS BENEFITS

12.	There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13.	The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS
Yingjie GAO	[—]
[—]	[—]
[—]	[—]

SECURED CREDITORS

14.	(a) Mergersub has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger; and

(b) China GrenTech Corporation Limited has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15.	This Plan of Merger may be terminated pursuant to the terms and conditions of the Agreement.

APPROVAL AND AUTHORIZATION

16.	This Plan of Merger has been approved by the board of directors of each of the Surviving Company and Merger Sub pursuant to section 233(3) of the Companies Law.

17.	This Plan of Merger has been authorised by the shareholders of each of the Surviving Company and Merger Sub pursuant to section 233(6) of the Companies Law.

COUNTERPARTS

18.	This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

19.	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

[Signature page to follow]

For and on behalf of XING SHENG CORPORATION LIMITED:

[Name]

Director

For and on behalf of CHINA GRENTECH CORPORATION LIMITED:

[Name]

Director

ANNEX A

(the “Agreement”)

ANNEX B

(“Amended and restated Memorandum of Association and Articles of Association of the Surviving Company”)